Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

BIOMET, INC.,

LVB ACQUISITION, LLC

and

LVB ACQUISITION MERGER SUB, INC.

Dated as of December 18, 2006

(Amended and Restated as of June 7, 2007)

TABLE OF CONTENTS

		Page

ARTICLE I A
1A.1.	The Offer	2
1A.2.	Company Action	4
1A.3.	Directors	5
1A.4.	Top-Up Option	6
1A.5.	Treatment of Stock Plans	7

ARTICLE I
The Merger; Closing; Effective Time
1.1.	The Merger	8
1.2.	Closing	8
1.3.	Effective Time	8
1.4.	Merger Without Meeting of Shareholders	9
1.5.	Representations and Warranties; Disclosure Schedules	9

ARTICLE II
Articles of Incorporation and Bylaws of the Surviving Corporation
2.1.	The Articles of Incorporation	9
2.2.	The Bylaws	9

ARTICLE III
Officers and Directors of the Surviving Corporation
3.1.	Directors	10
3.2.	Officers	10

ARTICLE IV
Effect of the Merger on Capital Stock; Exchange of Certificates
4.1.	Effect on Capital Stock	10
4.2.	Exchange of Certificates	11
4.3.	Adjustments to Prevent Dilution	12

i

ARTICLE V
Representations and Warranties
5.1.	Representations and Warranties of the Company	13
5.2.	Representations and Warranties of Parent and Merger Sub	27

ARTICLE VI
Covenants
6.1.	Interim Operations	32
6.2.	Acquisition Proposals	35
6.3.	Proxy Statement	38
6.4.	Shareholders Meeting	38
6.5.	Filings; Other Actions; Notification	39
6.6.	Access and Reports	41
6.7.	Stock Exchange De-listing	41
6.8.	Publicity	42
6.9.	Employee Benefits	42
6.10.	Expenses	43
6.11.	Indemnification; Directors’ and Officers’ Insurance	43
6.12.	Takeover Statutes	44
6.13.	Financing	44
6.14.	Shareholder Litigation	48
6.15.	Director Resignations	48
6.16.	Rule 16b-3	48
6.17.	Voting Agreement	48

ARTICLE VII
Conditions
7.1.	Conditions to Each Party’s Obligation to Effect the Merger	48
7.2.	Conditions to the Obligations of Parent and Merger Sub to Effect the Merger	49

ARTICLE VIII
Termination
8.1.	Termination by Mutual Consent	49
8.2.	Termination by Either Parent or the Company	49
8.3.	Termination by the Company	50
8.4.	Termination by Parent	50
8.5.	Effect of Termination and Abandonment	51

ii

ARTICLE IX
Miscellaneous and General
9.1.	Survival	54
9.2.	Modification or Amendment	54
9.3.	Waiver of Conditions	54
9.4.	Counterparts	54
9.5.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; REMEDIES; SPECIFIC PERFORMANCE	54
9.6.	Notices	56
9.7.	Entire Agreement	58
9.8.	No Third Party Beneficiaries	58
9.9.	Obligations of Parent and of the Company	58
9.10.	Transfer Taxes	59
9.11.	Definitions	59
9.12.	Severability	59
9.13.	Interpretation; Construction	59
9.14.	Assignment	59

Annex A	Conditions of the Offer	A-1
Annex B	Defined Terms	B-1

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of December 18, 2006 (amended and restated as of June 7, 2007), among Biomet, Inc., an Indiana corporation (the “Company”), LVB Acquisition, LLC, a Delaware limited liability company (“Parent”), and LVB Acquisition Merger Sub, Inc., an Indiana corporation and a wholly owned subsidiary of Parent (“Merger Sub”). The Company and Merger Sub are sometimes hereinafter collectively referred to as the “Constituent Corporations”.

RECITALS

WHEREAS, the parties to this Agreement wish to amend and restate the Agreement and Plan of Merger, dated as of December 18, 2006 (the “Prior Merger Agreement”), by and among Parent, Merger Sub and the Company, as provided for herein;

WHEREAS, on the terms and subject to the conditions set forth herein, Merger Sub has agreed to commence a tender offer (the “Offer”) to purchase all outstanding shares of common stock, without par value, of the Company (the “Shares”), at a price of $46.00 per Share, net to the seller in cash, subject to reduction only for any applicable federal backup withholding or stock transfer taxes payable by the seller (such price, or any higher price as may be paid in the Offer in accordance with this Agreement, the “Per Share Amount”);

WHEREAS, following consummation of the Offer, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, and each Share that is issued and outstanding immediately prior to the Effective Time (as defined below) (other than Shares owned directly or indirectly by Parent, Merger Sub or the Company, which will be canceled with no consideration issued in exchange therefor) will be canceled and converted into the right to receive cash in an amount equal to the Per Share Amount, all upon the terms and conditions set forth herein;

WHEREAS, in furtherance of the foregoing and in accordance with the Indiana Business Corporation Law (the “IBCL”) the board of directors of the Company has (i) unanimously approved this Agreement, the Merger, the Offer and the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement, (ii) adopted and declared advisable this Agreement, and (iii) determined to recommend that the Company’s shareholders accept the Offer and tender their Shares to Merger Sub and, if required, vote in favor of the approval of this Agreement and the Merger;

WHEREAS, the board of directors of the Company has approved in advance the transactions contemplated by this Agreement for purposes of the provisions of Sections 23-1-42 and 23-1-43 of the IBCL;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, each of Blackstone Capital Partners V L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P, KKR

2006 Fund L.P. and TPG Partners V, L.P. (collectively, the “Guarantors”) is entering into an amended and restated guarantee with the Company (each an “Amended Guarantee”) pursuant to which each Guarantor is guaranteeing its pro rata portion of certain obligations of Parent and Merger Sub in connection with this Agreement;

WHEREAS, in furtherance of the foregoing and in accordance with the IBCL and the Delaware Limited Liability Company Act, as the case may be, the respective boards of directors of each of Parent and Merger Sub have unanimously approved the Agreement, the Merger, the Offer and the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I A

The Tender Offer

1A.1. The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 8.1, Merger Sub shall, and Parent shall cause Merger Sub to, (i) as promptly as practicable following the execution of this Agreement, and in any event within five business days following June 7, 2007 (or such other later date as the parties may mutually agree in writing) commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Offer to purchase all outstanding Shares at the Per Share Amount. The Per Share Amount shall be net to the seller in cash, subject to reduction only for any applicable federal backup withholding or stock transfer taxes payable by the seller. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment and to pay for any Shares tendered pursuant to the Offer shall be subject to only those conditions set forth in Annex A (the “Tender Offer Conditions”). The Company agrees that no Shares held by the Company or any of its Subsidiaries (other than any Shares held on behalf of third parties) will be tendered pursuant to the Offer.

(b) Parent, on behalf of Merger Sub, expressly reserves the right from time to time, subject to Sections 1A.1(c) and 1A.1(d), to waive any Tender Offer Condition or increase the Per Share Amount, provided that without the prior written consent of the Company, Merger Sub shall not, and Parent shall cause Merger Sub not to (i) decrease the Per Share Amount or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Condition (as defined in Annex A) except to decrease the Minimum Condition to a number of Shares that is not less than the number of such Shares (the “Adjusted Minimum Number”) that, when added to the number of Shares beneficially owned (within the meaning of Rule 13d-3 under the Exchange

Act) by Parent, any of its equity owners or any of their respective Affiliates, and any Person that is party to a voting agreement with Parent or Purchaser obligating such Person to vote in favor of Merger (whether such voting agreement is entered into prior to, on or after the date hereof), represents at least 75% of the total number of Shares outstanding immediately prior to the expiration of the Offer, (iv) impose additional conditions to the Offer, (v) make any change in the Offer that would require an extension or delay of the then-current Expiration Date (other than an increase in the Per Share Amount), (vi) modify or amend the Tender Offer Conditions (other than to waive such Tender Offer Conditions, other than the Minimum Condition) or (vii) modify or amend any other term of the Offer, in the case of clause (vii), in any manner (A) adverse to the holders of Shares or (B) which would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair the ability of Parent and Merger Sub to consummate the Offer, the Merger and the other transactions contemplated by this Agreement.

(c) On the date of commencement of the Offer, Parent and Merger Sub shall file or cause to be filed with the Securities Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) and with the Indiana Securities Commissioner such filings as may be required by the Indiana Takeover Offers Act, Ind. Code 23-2-3.1-.05, et seq. (the “Indiana Takeover Offers Act”), in each case with respect to the Offer which shall contain the offer to purchase (the “Offer to Purchase”) and related letter of transmittal and summary advertisement and other ancillary Offer documents and instruments pursuant to which the Offer will be made (collectively with any supplements or amendments thereto, the “Offer Documents”). Each of Parent, Merger Sub and the Company agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect and Merger Sub shall, and Parent further agrees to cause Merger Sub to, take all steps necessary to cause the Schedule TO, as so corrected or supplemented, to be filed with the SEC and the Indiana Securities Commissioner and the Offer Documents, as so corrected or supplemented, to be disseminated to holders of Shares, in each case as and to the extent required by applicable Laws. The Company and its counsel shall be given a reasonable opportunity to review and comment on any Offer Documents (including each amendment or supplement thereto) before they are filed with the SEC. Merger Sub shall, and Parent agrees to cause Merger Sub to, provide the Company with (in writing, if written), and to consult with the Company regarding, any comments (written or oral) that may be received by Parent, Merger Sub or their counsel from the SEC or its staff with respect to the Offer Documents as promptly as practicable after receipt thereof. The Company and its counsel shall be given a reasonable opportunity to review any such written and oral comments and proposed responses.

(d) The Offer shall remain open until the date that is 20 business days (as defined in Rule 14d-1 under the Exchange Act, “business day”) following (and including the day of) the commencement of the Offer (such date, or such subsequent date to which the expiration of the Offer is extended pursuant to and in accordance with the terms of this Agreement, the “Expiration Date”), Merger Sub shall not and Parent agrees that it shall cause Merger Sub to not terminate or withdraw the Offer other than in connection with the effective termination of this Agreement in accordance with Section 8.1 hereof. Notwithstanding the foregoing, Merger Sub may, without Parent receiving the consent of the Company, (A) extend the Expiration Date for any period required by rules and regulations of the SEC or the NASDAQ applicable to the Offer or (B) elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act; provided that, in accordance with Rule 14d-11 under the Exchange Act, Merger Sub shall, and Parent shall cause Merger Sub to, immediately accept and promptly pay for all Shares tendered during any such subsequent offering period. So long as the Offer and this Agreement have not been terminated pursuant to Section 8.1 hereof (and subject to each party’s rights to terminate this Agreement pursuant to Section 8.1), if at any scheduled Expiration Date, the Tender Offer Conditions shall not have been satisfied or earlier waived, Merger Sub shall, and Parent shall cause Merger Sub to extend the Offer and the Expiration Date to a date that is not more than five business days after such previously scheduled Expiration Date; provided that Merger Sub shall not and Parent shall not be required to cause Merger Sub to extend the Offer beyond the Termination Date.

(e) Subject solely to the satisfaction or waiver by Merger Sub in accordance with Section 1A.1(b) hereof of the Tender Offer Conditions, Merger Sub shall, and Parent shall cause Merger Sub to, as soon as possible after the expiration of the Offer, accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer (the time and date of acceptance for payment, the “Acceptance Date”). Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer.

1A.2. Company Action.

(a) The board of directors of the Company adopted resolutions: (i) unanimously determining that the Offer and the Merger are in the best interests of the Company and its shareholders, unanimously adopting and declaring advisable this Agreement, the Offer, the Merger and the other transactions contemplated hereby and unanimously resolving to recommend to the holders of Shares that such shareholders tender their Shares in the Offer or otherwise approve the “plan of merger” (as such term is used in Section 23-1-40 of the IBCL) (the “Company Board Recommendation”), (ii) directing that, to the extent required by the IBCL, this Agreement and the Merger be submitted to the holders of Shares for their approval of the “plan of merger” contained in this Agreement at a shareholders’ meeting duly called and held for such purpose, (iii) assuming that Parent, Merger Sub and their respective affiliates collectively beneficially own less than 10% of the outstanding Shares, taking all necessary steps to render Sections 23-1-42 and 23-1-43 of the IBCL inapplicable to Parent and Merger Sub and to the Offer and the Merger, and (iv) resolving to elect, to the extent permitted by applicable Laws, for the Company not to be subject to any “fair price,” “moratorium,” “control share acquisition,” or other similar Indiana anti-takeover statute or regulation (each, a “Takeover Statute”).

(b) On the date the Offer Documents are filed with the SEC if practicable and otherwise reasonably promptly thereafter, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that will comply in all material respects with the provisions of all applicable Federal securities laws. The Company agrees to use its commercially reasonable efforts to mail such Schedule 14D-9 to the shareholders of the Company along with the Offer Documents reasonably promptly after the commencement of the

Offer. Subject to any Change in Recommendation in accordance with this Agreement, the Schedule 14D-9 and the Offer Documents shall contain the Company Recommendation. The Company agrees reasonably promptly to correct the Schedule 14D-9 if and to the extent that it shall become false or misleading in any material respect (and each of Parent and Merger Sub, with respect to written information supplied by it specifically for use in the Schedule 14D-9, shall promptly notify the Company of any required corrections of such information and cooperate with the Company with respect to correcting such information) and to supplement the information contained in the Schedule 14D-9 to include any information that shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect, and the Company shall use reasonable best efforts to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the Company’s shareholders to the extent required by applicable Federal securities laws. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 before it is filed with the SEC. The Company shall provide Parent and Merger Sub (in writing, if written), and consult with Parent and Merger Sub regarding, any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 as promptly as practicable after receipt of such comments.

(c) In connection with the Offer, the Company shall reasonably promptly following execution of this Agreement furnish Parent with mailing labels containing the names and addresses of all record holders of Shares, a non-objecting beneficial owners list and security position listings of Shares held in stock depositories, each as of a recent date, and shall reasonably promptly furnish Parent with such additional information, including updated lists of shareholders, mailing labels, security position listings and computer files, and such other information and assistance as Merger Sub or its agents may reasonably request for the purpose of communicating the Offer to the record and beneficial holders of Shares. Subject to the requirements of applicable Laws and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, Parent and Merger Sub and each of their respective affiliates and associates shall (x) hold in confidence the information contained in any of such labels and lists, (y) use such information only in connection with the Offer and the Merger and (z) if this Agreement is terminated, promptly deliver to the Company all copies of such information then in their possession.

1A.3. Directors. Promptly upon the payment by Parent or Merger Sub for all Shares tendered pursuant to the Offer that represent at least the Adjusted Minimum Number (the “Share Purchase Date”), and from time to time thereafter as Shares are acquired by Parent or Merger Sub, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the board of directors of the Company as will give Parent, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the board of directors equal to at least that number of directors which equals the product of the total number of directors on the board of directors of the Company (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent (including for purposes of this Section 1A.3 such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its Subsidiaries) bears to the number of Shares outstanding; provided, however, that, in the event that Parent’s designees are appointed or elected to the board of directors of the Company, until the Effective Time (as defined in Section 1.3 hereof) the board of directors of the Company shall have at least three directors who are directors on June 7, 2007 and who are neither officers of the Company nor designees, shareholders, affiliates or associates (within the meaning of the Federal securities laws) of Parent (one or more of such directors, the “Independent Directors”); provided further, that if there are in office fewer than three Independent Directors, the board of directors of the Company will take all action necessary to cause a person or, if there are two vacancies, two persons designated by the remaining Independent Director(s) to fill such vacancy(ies) who shall be neither an officer of the Company nor a designee, shareholder, affiliate or associate of Parent, and such person shall be deemed to be an Independent Director for purposes of this Agreement, or, if no Independent Directors remain, the other directors shall designate three persons to fill the vacancies who shall be neither an officer of the Company nor a designee, shareholder, affiliate or associate of Parent, and each such person shall be deemed to be an Independent Director for purposes of this Agreement. At each such time, the Company will, subject to any limitations imposed by applicable Laws (including, without limitation, the NASDAQ rules and regulations), also cause each committee of the board of directors of the Company to include persons designated by Parent constituting the same percentage of each such committee or board as Parent’s designees constitute on the board of directors of the Company. The Company shall, upon request by Parent, subject to the Company’s articles of incorporation and bylaws, promptly increase the size of the board of directors or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Parent’s designees to be elected to the board of directors of the Company in accordance with the terms of this Section 1A.3 and shall cause Parent’s designees to be so elected. Subject to applicable Laws, the Company shall promptly take all action necessary pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under this Section 1A.3. Parent will supply the Company any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1. Notwithstanding anything in this Agreement to the contrary, following the time directors designated by Parent are elected or appointed to the board of directors of the Company and prior to the Effective Time, only the affirmative vote of a majority of the Independent Directors shall be required to (v) authorize any agreement between the Company and any of its subsidiaries, on the one hand, and Parent, Merger Sub and any of their affiliates (other than the Company and any of its subsidiaries) on the other hand, (w) amend or terminate this Agreement on behalf of the Company, (x) exercise or waive any of the Company’s rights or remedies hereunder, (y) extend the time for performance of Parent’s or Merger Sub’s obligations hereunder or (z) take any other action by the Company in connection with this Agreement or the transactions contemplated hereby required to be taken by the board of directors of the Company. The Independent Directors shall have the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as determined appropriate by the Independent Directors and shall have the authority to institute any action on behalf of the Company to enforce the performance of this Agreement.

1A.4. Top-Up Option.

(a) The Company hereby grants to Parent and Merger Sub an irrevocable option (the “Top-Up Option”) to purchase, at a price per share equal to the Per Share Amount, a number of Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned by Parent or Merger Sub or any wholly owned Subsidiary of Parent or Merger Sub at the time of exercise of the Top-Up Option, constitutes 90.0005% of the number of Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares. The Top-Up Option may be exercised by Parent or Merger Sub at any time on or after the expiration date of the Offer and on or prior to the fifth business day after the later of (1) the expiration date of the Offer or (2) the expiration of any subsequent offering period; provided, however, that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions, unless waived by the Company, that (A) no provision of any applicable Laws and no Restraint shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (B) the issuance of Top-Up Option Shares pursuant to the Top-Up Option would not require approval of the Company’s shareholders under applicable Laws (including, without limitation, the NASDAQ rules and regulations), (C) upon exercise of the Top-Up Option, the number of Shares owned by Parent or Merger Sub or any wholly owned Subsidiary of Parent or Merger Sub constitutes 90.0005% of the number of Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares, (D) the number of Top-Up Option Shares issued pursuant to the Top-Up Option shall in no event exceed the number of authorized and unissued shares of common stock of the Company not otherwise reserved for issuance for outstanding Company Options or other obligations of the Company, (E) Merger Sub has accepted for payment and paid for all Shares validly tendered in the Offer and not withdrawn and (F) the Minimum Condition shall have been satisfied. The parties shall cooperate to ensure that the issuance of the Top-Up Option Shares is accomplished consistent with all applicable Laws, including compliance with an applicable exemption from registration of the Top-Up Option Shares under the Securities Act. Parent and Merger Sub shall have the right, but shall not be required to, exercise the Top-Up Option in its sole discretion and may only exercise the Top-Up Option if following its exercise, the condition set forth in clause (C) would be satisfied.

(b) Upon the exercise of the Top-Up Option in accordance with Section 1A.4(a), Parent shall so notify the Company and shall set forth in such notice (i) the number of Shares that are expected to be owned by Parent, Merger Sub or any wholly owned Subsidiary of Parent or Merger Sub immediately preceding the purchase of the Top-Up Option Shares and (ii) a place and time for the closing of the purchase of the Top-Up Option Shares. The Company shall, as soon as practicable following receipt of such notice, notify Parent and Merger Sub of the number of Shares then outstanding and the number of Top-Up Option Shares. At the closing of the purchase of the Top-Up Option Shares, Parent or Merger Sub, as the case may be, shall pay the Company the aggregate price required to be paid for the Top-Up Option Shares, and the Company shall cause to be issued to Parent or Merger Sub, as applicable, a certificate representing the Top-Up Option Shares. The aggregate purchase price payable for the Top-Up Shares may be paid by Merger Sub or Parent by executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Shares. Any such promissory note shall bear interest at a rate of interest per annum equal to 3%, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

1A.5. Treatment of Stock Plans.

(a) Options. At the Share Purchase Date, each outstanding option to purchase Shares under the Stock Plans, vested or unvested (a “Company Option”), shall be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Share Purchase Date (but in any event no later than three business days after the Share Purchase Date), an amount in cash equal to the product of (i) the total number of Shares subject to the Company Option immediately prior to the Share Purchase Date multiplied by (ii) the excess, if any, of the Per Share Amount over the exercise price per Share under such Company Option, less applicable Taxes required to be withheld with respect to such payment.

(b) Corporate Actions. At or prior to the Share Purchase Date, the Company, the board of directors of the Company and the compensation and stock option committee of the board of directors of the Company, as applicable, shall adopt resolutions to implement the provisions of Section 1A.5(a), it being understood that the intention of the parties is that following the Share Purchase Date no holder of any Company Option or any participant in any Stock Plan or other employee benefit arrangement of the Company shall have any right thereunder to acquire any capital stock (including any phantom stock or stock appreciation right) of the Company, any Subsidiary or the Surviving Corporation. The Company shall deliver to the holders of the Company Options appropriate notices, at a time and in a form reasonably acceptable to Parent, setting forth such holders’ rights pursuant to this Agreement.

ARTICLE I

The Merger; Closing; Effective Time

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the IBCL, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the Section 23-1-40-6 of the IBCL.

1.2. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York, at 10:00 a.m. (Eastern Time) on the second business day following the day on which the last to be satisfied or waived of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement (the date on which the Closing occurs pursuant to this Section 1.2, the “Closing Date”).

1.3. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Surviving Corporation shall file with the Secretary of State of the State of Indiana articles of merger (the “Articles of Merger”) executed and acknowledged by the parties in accordance with the relevant provisions of the IBCL and, as soon as practicable on or after the Closing Date, shall make all other filings or recordings required under the IBCL. The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of

State of the State of Indiana, or at such later time as Parent and the Company shall agree and shall specify in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).

1.4. Merger Without Meeting of Shareholders. Notwithstanding anything in this Agreement to the contrary, if, following the Offer and any subsequent offering period and the exercise, if any, of the Top-Up Option, the requirements of a Short Form Merger are satisfied such that the Merger may be effected without a vote of stockholders of the Company, the parties hereto shall take all necessary and appropriate action to cause the Merger to become effective following the satisfaction of such threshold, without a meeting of shareholders of the Company, in accordance with Section 23-1-40-4 of the IBCL (such Merger, a “Short Form Merger”), as soon as practicable after the satisfaction or waiver (by the party entitled to so waive) of the conditions set forth in ARTICLE VII hereof.

1.5. Representations and Warranties; Disclosure Schedules. This Agreement amends and restates the Prior Merger Agreement and as such the parties have agreed that unless otherwise expressly provided for in this Agreement, the representations and warranties of the parties in ARTICLE V, and the related Company Disclosure Letter (as supplemented in accordance with the terms hereof) and Parent Disclosure Letter (as supplemented in accordance with the terms hereof), are provided herein as of the date of the Prior Merger Agreement (the “Original Date”) and as of any Expiration Date. Accordingly, all representations and warranties are made as of that date other than the following, which are made as of June 7, 2007 and as of any Expiration Date: Sections 5.1(a) (Organization, Good Standing and Qualification), 5.1(b) (Capital Structure), 5.1(c) (Corporate Authority; Approval and Fairness), 5.1(d) (Governmental Filings; No Violations; Certain Contracts), 5.1(e) (Company Reports; Financial Statements), 5.1(f) (Absence of Certain Changes), 5.1(j) (Takeover Statutes), 5.1(k) (Rights Agreement), 5.1(q) (Brokers and Finders), 5.1(s) (Schedule 14D-9, Offer Documents; Proxy Statement; Other Filings) and 5.2 (Representations and Warranties of Parent and Merger Sub).

ARTICLE II

Articles of Incorporation and

Bylaws of the Surviving Corporation

2.1. The Articles of Incorporation. The articles of incorporation of the Company shall be amended as of the Effective Time as a result of the Merger so as to read in its entirely as the articles of incorporation of Merger Sub (except that ARTICLE I thereof shall be amended to read “The name of the Corporation is Biomet, Inc.”) and, as so amended, shall be the articles of incorporation of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable Laws.

2.2. The Bylaws. The parties hereto shall take all actions necessary so that the bylaws of the Company in effect immediately prior to the Effective Time shall be the bylaws of Merger Sub (the “Bylaws”), until thereafter amended as provided therein or by applicable Laws.

ARTICLE III

Officers and Directors

of the Surviving Corporation

3.1. Directors. The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be elected or otherwise validly appointed as the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

3.2. Officers. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE IV

Effect of the Merger on Capital Stock; Exchange of Certificates

4.1. Effect on Capital Stock. Except as may otherwise be agreed by the Company and any shareholder, at the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a) Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company (each, an “Excluded Share” and collectively, the “Excluded Shares”)) shall be converted into the right to receive in cash an amount equal to the Per Share Amount, less any required withholding Taxes as described in Section 4.2(f) and without interest (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest.

(b) Cancellation of Excluded Shares. Each Excluded Share referred to in Section 4.1(a) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(c) Merger Sub. At the Effective Time, each share of common stock, without par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, without par value, of the Surviving Corporation.

4.2. Exchange of Certificates

(a) Paying Agent. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld or delayed) (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 4.1(a) (such cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to the Surviving Corporation. To the extent that there are losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required to make prompt cash payment under Section 4.1(a), Parent shall, or shall cause the Surviving Corporation to promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such payments under Section 4.1(a).

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within five business days), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e)) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(f)) equal to (A) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e)) multiplied by (B) the Per Share Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this ARTICLE IV.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of the Company for 180 days after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this ARTICLE IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(f)) upon due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(f)) equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration.

(f) Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement (whether pursuant to the Offer, the Merger or otherwise) to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts (i) shall be remitted by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Paying Agent, Surviving Corporation, Merger Sub or Parent, as the case may be.

4.3. Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Expiration Date and/or the Effective Time, as applicable, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Amount and the Per Share Merger Consideration shall be equitably adjusted.

ARTICLE V

Representations and Warranties

5.1. Representations and Warranties of the Company. Except as set forth (i) in (A) the Company Reports filed with the SEC from and after May 31, 2006 through and including June 7, 2007 or (B) the Form 8-K previously disclosed to Parent and to be filed in connection with the announcement of this Agreement (but, in any case, only to the extent (x) such disclosure does not constitute a “risk factor” or a “forward-looking statement” under the heading “Forward-Looking Statements” in any of such Company Reports and (y) the applicability of such disclosure to a section or subsection of these representations and warranties is reasonably apparent) or (ii) in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into the Prior Merger Agreement as supplemented by the disclosure letter delivered to Parent by the Company on June 7, 2007 (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent) the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, have a Company Material Adverse Effect. As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, (ii) “Significant Subsidiary” is as defined in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act and (iii) “Company Material Adverse Effect” means an event, change, effect, development, condition or occurrence (each a “Change”) that is or reasonably would be expected to be, individually or in the aggregate, materially adverse to (x) the ability of the Company to timely perform its obligations under and consummate the transactions contemplated by this Agreement or (y) the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole; provided that no Change to the extent resulting from the following shall constitute or be taken into account in determining whether there has been or reasonably would be expected to be a Company Material Adverse Effect under clause (x) or (y):

(A) changes in the economy or financial markets generally in the United States or other countries in which the Company or any of its Subsidiaries conduct operations or that are the result of acts of war or terrorism;

(B) general changes or developments in any industry in which the Company and its Subsidiaries operate;

(C) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with its customers, partners, employees, financing sources or suppliers, or any change in the Company’s credit ratings, caused by the pendency or the announcement of the transactions contemplated by this Agreement or the Offer;

(D) (1) any restatement of the Company’s financial statements or any delay in filing periodic reports at the time required by the Exchange Act solely to the extent resulting from the failure to (x) properly document the measurement date for any stock option grant, (y) record stock option expense (or other items relating thereto) in accordance with GAAP or (z) issue stock options in accordance with the terms of any applicable Stock Plan (the failures described in clauses (x), (y) and (z) being “Option Accounting Issues”) or (2) any civil investigation or civil litigation to the extent arising out of or relating to any Options Accounting Issues or applicable Laws relating thereto (including the IBCL and the Exchange Act) or (3) any of the “Potential Consequences” set forth in Section 5.1(e) of the Company Disclosure Letter solely to the extent resulting from Option Accounting Issues;

(E) the failure by the Company to take any action prohibited by this Agreement;

(F) changes in any Law or GAAP or interpretation thereof after June 7, 2007;

(G) any failure by the Company to meet any estimates of revenues or earnings for any period ending on or after June 7, 2007 in and of itself; provided that the exception in this clause (G) shall not prevent or otherwise affect a determination that any Change underlying or contributing to such failure has resulted in, or contributed to, a Company Material Adverse Effect; and

(H) a decline in the price or trading volume of the Company common stock on the NASDAQ Global Select Market (the “NASDAQ”) in and of itself; provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any Change underlying or contributing to such decline has resulted in, or contributed to, a Company Material Adverse Effect;

unless, in the case of the foregoing clauses (A), (B) and (F), such changes have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, when compared to other companies operating in the same industries in which the Company or its Subsidiaries operate.

(b) Capital Structure. The authorized capital stock of the Company consists of 500,000,000 Shares, of which 245,666,581 Shares were outstanding as of the close of business on June 1, 2007, and 5,250 shares of preferred stock, none of which were outstanding as of June 7, 2007. Since such date, the Company has not issued any Shares other than the issuance of Shares upon the exercise of Company Options outstanding on such date and since May 31, 2007, the Company has not issued any Company Options other than ordinary course “anniversary grants” of Company Options that are not, in the aggregate, material. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of June 7, 2007, other than Shares reserved for issuance under the Biomet, Inc. 1998 Qualified and Non-Qualified Stock Option Plan and the 2006 Equity Incentive Plan (collectively, the “Stock Plans”), the Company has no Shares reserved for issuance. The supplement to Section 5.1(b) of the Company Disclosure Letter provided by the Company to Parent on June 7, 2007 contains a correct and complete list as of May 31, 2007 of options, restricted stock, performance stock units, restricted stock units and any other equity or equity-based awards (including cash-settled awards), if any, outstanding under the Stock Plans, including the holder, date of grant, term, number of Shares and, where applicable, exercise price. Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Significant Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Significant Subsidiaries, or contractual obligations of the Company or any of its Subsidiaries to make any payments directly or indirectly based (in whole or in part) on the price or value of the Shares or preferred shares, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. The Company does not have outstanding any bonds, debentures, notes or other obligations for borrowed money the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or any of its Significant Subsidiaries on any matter. For purposes of this Agreement, a wholly owned Subsidiary of the Company shall include any Subsidiary of the Company of which all of the shares of capital stock of such Subsidiary other than director qualifying shares are owned by the Company (or a wholly owned Subsidiary of the Company).

(c) Corporate Authority; Approval and Fairness.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to perform its obligations under this Agreement subject only, in the case of the consummation of the Merger and only if and to the extent required, to approval of the “plan of merger” (as such term is used in Section 23-1-40 of the IBCL) contained in this Agreement by the holders of at least seventy five percent (75%) of the outstanding Shares entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”)

(ii) The board of directors of the Company has (A) unanimously determined that the Offer and the Merger are in the best interests of the Company and its shareholders, unanimously adopted and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated hereby and unanimously resolved to issue the Company Board Recommendation, (B) directed that, to the extent required by the IBCL, this Agreement and the Merger be submitted to the holders of Shares for their approval of the “plan of merger” contained in this Agreement at a shareholders’ meeting duly called and held for such purpose, (C) received the opinion of its financial advisor, Morgan Stanley & Co. Incorporated, to the effect that the consideration to be received by the holders of the Shares in the Offer and the Merger, taken together, is fair from a financial point of view, as of the date of such opinion, to such holders (the “Opinion”), (D) assuming that Parent, Merger Sub and their respective affiliates collectively beneficially own less than 10% of the outstanding Shares, taken all necessary steps to render Section 23-1-43 of the IBCL inapplicable to Parent and Merger Sub and to the Merger, and (E) resolved to elect, to the extent permitted by applicable Laws, for the Company not to be subject to any Takeover Statute. It is agreed and understood that the Opinion is for the benefit of the Company’s board of directors and may not be relied on by Parent or Merger Sub.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the Exchange Act, (C) under the rules of the NASDAQ, (D) required to be or customarily filed pursuant to any state environmental transfer statutes (the “Company Approvals”) and (E) that have been properly made prior to, and remain effective (to the extent such effectiveness is required to consummate the transactions contemplated hereby) as of, June 7, 2007, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Offer, the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Offer, the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the articles of incorporation or bylaws of the Company or the comparable governing instruments of any of its Significant Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of a Lien on any of the assets of the Company or any of its Significant Subsidiaries pursuant to any material agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, (C) assuming compliance with the matters referred to in Section 5.1(d)(i), a violation of any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”) since May 31, 2004 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to June 7, 2007, including any amendments thereto, but excluding the preliminary proxy statement relating to the transactions contemplated by the Prior Merger Agreement, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to June 7, 2007, as of the date of such amendment), the Company Reports did not, and any Company Reports filed or furnished with the SEC subsequent to June 7, 2007 will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.

(iii) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company Reports filed after June 7, 2007, will fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects, or in the case of Company Reports filed after June 7, 2007, will fairly present in all material respects the consolidated results of operations, retained earnings and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of information or notes not required by GAAP to be included in interim financial statements and to normal year-end adjustments), and in each case have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis, except as may be noted therein.

(iv) The Company and its Subsidiaries have implemented and maintain a system of internal accounting controls and financial reporting (as required by Rule 13a-15(a) under the Exchange Act) that are sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company has disclosed, based on its most recent evaluation prior to June 7, 2007, to the Company’s outside auditors and the audit committee of the board of directors of the Company (A) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to materially and adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(f) Absence of Certain Changes. Since May 31, 2006 there has not been a Company Material Adverse Effect. Since August 31, 2006 through June 7, 2007, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any transaction other than according to, the ordinary and usual course of such businesses and there has not been:

(i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly owned Subsidiary to the Company or to any wholly owned Subsidiary of the Company);

(ii) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(iii) any redemption, repurchase or other acquisition of any shares of capital stock of the Company or of any of its Subsidiaries;

(iv) any (A) grant or provision for severance or termination payments or benefits to any director or officer of the Company (the “Elected Officers”) or employee, independent contractor or consultant of the Company or any of its Subsidiaries, except, in the case of employees who are not Elected Officers, in the ordinary course of business consistent with past practice, (B) increase in the compensation, perquisites or benefits payable to any director, Elected Officer, employee, independent contractor or consultant of the Company or any of its Subsidiaries, except, in the case of employees who are not Elected Officers of the Company, increases in base salary in the ordinary course of business consistent with past practice, (C) grant of equity or equity-based awards that may be settled in Shares, preferred shares or any other securities of the Company or any of its Subsidiaries or the value of which is linked directly or indirectly, in whole or in part, to the price or value of any Shares, preferred shares or other Company securities or Subsidiary securities, (D) acceleration in the vesting or payment of compensation payable or benefits provided or to become payable or provided to any current or former director, officer, employee, independent contractor or consultant, (E) change in the terms of any outstanding Company Option, or (F) establishment or adoption of any new arrangement that would be a Benefit Plan or terminate or materially amend any existing Benefit Plan (other than changes made in the ordinary course of business consistent with past practice or as may be necessary to comply with applicable Laws, in either case that do not materially increase the costs of any such Benefit Plans); or

(v) any material Tax election made or revoked by the Company or any of its Subsidiaries or any settlement or compromise of any material Tax liability made by the Company or any of its Subsidiaries.

(g) Litigation and Liabilities.

(i) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations, inquiries or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, which would, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which would, individually or in the aggregate, have a Company Material Adverse Effect.

(ii) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), whether or not required by GAAP to be set forth on a consolidated balance sheet of the Company and its Subsidiaries or in the notes thereto, other than liabilities and obligations (A) set forth in the Company’s consolidated balance sheet as of May 31, 2006 included in the Company Reports, (B) incurred in the ordinary course of business consistent with past practice since May 31, 2006, (C) incurred in connection with the Offer, the Merger or the transactions contemplated by this Agreement, or (D) that would not, individually or in the aggregate, have a Company Material Adverse Effect.

The term “Knowledge” when used in this Agreement with respect to the Company shall mean the actual knowledge of those persons set forth in Section 5.1(g) of the Company Disclosure Letter without obligation of any further review or inquiry, and does not include information of which they may be deemed to have constructive knowledge only.

(h) Employee Benefits.

(i) All material employee benefit plans covering current or former officers, directors, employees of the Company or its Subsidiaries (collectively, the “Employees”) or current or former independent contractors or consultants of the Company or its Subsidiaries, or under which there is a financial obligation of the Company or any of its Subsidiaries, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, other stock or stock based, incentive and bonus, change in control, salary continuation, termination or severance plan, program, policy, practice, arrangement or agreement or other material employment agreement (the “Benefits Plans”), other than Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States (such plans hereinafter being referred to as “Non-U.S. Benefit Plans”), are listed in Section 5.1(h)(i) of the Company Disclosure Letter. True and complete copies of all Benefit Plans listed in Section 5.1(h)(i) of the Company Disclosure Letter have been made available to Parent.

(ii) Except for such matters that would not, individually or in the aggregate, have a Company Material Adverse Effect:

(A) all Benefits Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) and Non U.S. Benefit Plans, (collectively, “U.S. Benefit Plans”), have been established, maintained and operated in compliance with their terms, ERISA, the Code and all other applicable Laws and each U.S. Benefit Plan that is intended to qualify under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service or may rely on a favorable opinion letter issued by the Internal Revenue Service and, to the Knowledge of the Company, nothing has occurred since the date of such letter that has or is likely to adversely affect such qualification;

(B) neither the Company nor any of its Subsidiaries has engaged in a transaction that, assuming the taxable period of such transaction expired as of the Original Date, could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA or any other similar provision of non-U.S. Law;

(C) neither the Company nor any of its Subsidiaries has or is expected to incur any liability under Title IV of ERISA with respect to any “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, any Multiemployer Plan or any “multiple employer plan”, within the meaning of Section 4063/4064 of ERISA or section 413(c) of the Code, in each case currently or formerly maintained or contributed to by any of them or any other entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”;

(D) the Company and its Subsidiaries do not have any unsatisfied withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA;

(E) all Non-U.S. Benefit Plans have been established, maintained and operated in compliance with their terms and all applicable Laws and each Non-U.S. Benefit Plan intended to qualify for favorable tax treatment outside the United States is so qualified; and

(F) All Non-U.S. Benefit Plans are listed in Section 5.1(h)(ii)(F) of the Company Disclosure Letter. The Company has made available true and complete summaries of all material Non-U.S. Benefit Plans.

(i) Compliance with Laws; Licenses. The businesses of each of the Company and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that would not, individually or in the aggregate, have a Company Material Adverse Effect. Except with respect to regulatory matters covered by Section 6.5, no investigation by any Governmental Entity with respect to the Company or any of its Subsidiaries or any Benefit Plan is pending or, to the Knowledge of the Company, threatened except for those the outcome of which would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and its Subsidiaries each has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, have a Company Material Adverse Effect.

(j) Takeover Statutes. Assuming that Parent, Merger Sub and their respective affiliates beneficially own less than 10% of the outstanding Shares, no Takeover Statute or any anti-takeover provision in the Company’s articles of incorporation or bylaws is applicable to the Offer, the Merger or the other transactions contemplated by this Agreement, except the Indiana Takeover Offers Act. The adoption of this Agreement and the Merger by the Company’s board of directors represents all the actions necessary to satisfy or render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, the restrictions on “business combinations” (as defined in Section 23-1-43-5 of the ICBL) set forth in Section 23-1-43-18 of the IBCL to the extent, if any, such restrictions would otherwise be applicable to this Agreement, the Merger, the other transactions contemplated by this Agreement or to Parent or Merger Sub or any of their Affiliates in connection therewith. The Company has amended its By-Laws to provide that the provisions of Section 23-1-42-1 et seq. are not applicable to the Company.

(k) Rights Agreement. As of June 7, 2007, the Company does not have any shareholder rights plan in effect.

(l) Environmental Matters. Except in each case for such matters that would not, individually or in the aggregate, have a Company Material Adverse Effect: (A) to the Knowledge of the Company, the Company and its Subsidiaries have complied at all times since the Applicable Date with all applicable Environmental Laws; (B) to the Knowledge of the Company, the Company and its Subsidiaries possess all permits, licenses, registrations, identification numbers, authorizations and approvals required under applicable Environmental Laws for the operation of the business as presently conducted; (C) neither the Company nor any Subsidiary has received any written claim, notice of violation or citation concerning any violation or alleged violation of any applicable Environmental Law or concerning any actual or alleged liability of the Company or any of its Subsidiaries arising under or pursuant to any Environmental Law, in each case since the Applicable Date; and (D) there are no writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits or proceedings pending or, to the Knowledge of the Company, threatened, concerning noncompliance by, or actual or potential liability of, the Company or any Subsidiary with any Environmental Law.

As used herein, the term “Environmental Law” means, as currently in effect, any applicable Laws, regulation, code, license, permit, order, judgment, decree or injunction from any Governmental Entity (A) concerning the protection of the environment, (including air, water, soil and natural resources) or (B) the use, storage, handling, release or disposal of Hazardous Substances.

As used herein, the term “Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic or radioactive under any applicable Environmental Law including petroleum and any derivative or by-products thereof.

(m) Taxes.

(i) The Company and each of its Subsidiaries: (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them except where such failures to prepare or file Tax Returns would not, individually or in the aggregate, have a Company Material Adverse Effect; (B) all such Tax Returns have been true, correct and complete in all material respects; (C) have timely paid all Taxes that are shown on all such Tax Returns and withheld all amounts that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, shareholder, affiliate or third party, except with respect to matters contested in good faith as to which adequate reserves have been established on the balance sheet of the Company as of August 31, 2006 in accordance with GAAP and except where such failure to so pay or remit would not, individually or in the aggregate, have a Company Material Adverse Effect; and (D) have not waived any statute of limitations with respect to any material amount of Taxes or agreed to any extension of time with respect to any material amount of Tax assessment or deficiency.

(ii) The Company and its Subsidiaries have no liability for any Tax or any portion of a Tax (or any amount calculated with reference to any portion of a Tax) of any Person other than the Company or its Subsidiaries, including under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as transferee or successor, by contract or otherwise, except for such amounts as do not, individually or in the aggregate, have a Company Material Adverse Effect.

(iii) As of the Original Date, there are not pending or, to the Knowledge of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended May 31, 2005 and 2004.

(iv) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code occurring any time during the two-year period ending on the Original Date.

(v) Neither the Company nor its Subsidiaries have engaged in any “listed transaction” as such term is defined in Treasury Regulations section 1.6011-4 or any similar provision of state, local or foreign tax law.

As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, escheat, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(n) Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement with a labor union or labor organization, nor are there any U.S. employees of the Company or any of its Subsidiaries represented by a works’ council, representative body or other labor organization, and there are, to the Knowledge of the Company, no material activities or material proceedings of any labor union, works council, representative body or other organization to organize any employees of the Company or any of its Subsidiaries or compel the Company or any of its Subsidiaries to bargain with any such union, works council or representative body. Neither the Company nor any of its Subsidiaries is the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the Knowledge of the Company, threatened, nor has there been since the Applicable Date, any labor strike, dispute, walk-out, work stoppage, slow-down, lockout or any other similar event involving the Company or any of its Subsidiaries.

(o) Intellectual Property.

(i) To the Knowledge of the Company, (A) the Company and its Subsidiaries have sufficient rights to use all material Intellectual Property necessary for the operation of their businesses as presently conducted, and (B) except as would not have a Company Material Adverse Effect, all of such rights shall survive unchanged the consummation of the transactions contemplated by this Agreement. No written claim has been asserted, or to the Knowledge of the Company threatened, against the Company or its Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property that would have a Company Material Adverse Effect. To the Knowledge of the Company, no person is violating any Intellectual Property owned by the Company except as would not have a Company Material Adverse Effect.

(ii) For purposes of this Agreement, the following term has the following meaning:

“Intellectual Property” means all: (A) trademarks, service marks, brand names, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (B) inventions and discoveries, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reexaminations and reissues; (C) confidential information, trade secrets and know-how, including processes, schematics, business methods, drawings, prototypes, models, designs, customer lists and supplier lists; (D) published and unpublished works of authorship (including, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (E) all other intellectual property or proprietary rights.

(p) Insurance. The Company and each of its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of the Company or one or more of its Subsidiaries that are customary and adequate for companies of similar size in the industry and locales in which the Company and its Subsidiaries operate. All such material fire and casualty, general liability, director and officer liability, business interruption, product liability and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries (collectively, the “Insurance Policies”) are in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(q) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with any of the transactions contemplated in this Agreement except that the Company has employed Morgan Stanley & Co. Incorporated as its financial advisor.

(r) Material Contracts. The Company has made available to Parent true, correct and complete copies of, all contracts, agreements, commitments, arrangements, leases (including with respect to personal property) and other instruments to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound that (A) contain covenants that which, following the consummation of the Offer or the Merger, could restrict the ability of Parent or any of its affiliates as of immediately prior to the Effective Time to compete or operate in any business or with any person or in any geographic area, or to sell, supply or distribute any service or product or to otherwise operate or expand its current or future businesses; (B) involve any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument; (C) relate to indebtedness for borrowed money or similar obligations; or (D) involve, since January 1, 2004, the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another person for aggregate consideration under such contract in excess of $50 million (other than acquisitions or dispositions of assets in the ordinary course of business, including acquisitions and dispositions of inventory).

(s) Schedule 14D-9, Offer Documents; Proxy Statement; Other Filings.

(i) None of the information supplied or to be supplied in writing by or on behalf of the Company specifically for inclusion in the Offer Documents will, at the times such documents are filed with the SEC and are mailed to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or necessary to correct any statement supplied by the Company made in any communication with respect to the Offer previously filed with the SEC or disseminated to the shareholders of the Company. The Schedule 14D-9 will not, at the time the Schedule 14D-9 is filed with the SEC and at all times prior the purchase of Shares by Merger Sub pursuant to the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to the information supplied in writing by Parent, Merger Sub or an Affiliate of Parent or Merger Sub which is contained in the Schedule 14D-9. The Schedule 14D-9 will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC thereunder.

(ii) The letter to shareholders, notice of meeting, proxy statement and form of proxy or information statement that may be provided to shareholders of the Company in connection with the Merger (including any amendments or supplements thereto) and any schedules required to be filed with the SEC in connection therewith (collectively, the “Proxy Statement”), at the time the Proxy Statement is first mailed and at the time of the Shareholders Meeting, and any other document to be filed with the SEC in connection with the Merger (the “Other Filings”), at the time of its filing with the SEC, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied in writing by Parent, Merger Sub or any Affiliate of Parent or Merger Sub expressly for inclusion therein. The Proxy Statement and the Other Filings will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

(t) Regulatory Compliance.

(i) The Company is conducting its business and operations in material compliance with the Federal Food, Drug, and Cosmetic Act (the “FD&C Act”), 21 U.S.C. §301 et. seq., and applicable regulations promulgated thereunder by the United States Food and Drug Administration (the “FDA”) (collectively, “FDA Law and Regulation”). Each Medical Device, as that term is defined in 21 U.S.C. § 321(h) of the FD&C Act, that is manufactured, tested, distributed and/or marketed by the Company, is being manufactured, tested, distributed and/or marketed by the Company in material compliance with applicable FDA Law and Regulation, including those relating to: (A) good manufacturing practices; (B) regulatory approvals or clearances to market Medical Devices in the United States; (C) investigational studies; (D) labeling; (E) record keeping; and (F) filing of reports to the FDA. The Company has not received any notice or communication from the FDA alleging material noncompliance with any applicable FDA Law and Regulation. The Company has no Knowledge of any pending or completed FDA proceedings seeking the recall, withdrawal, suspension or seizure of any Medical Device against the Company. To the Knowledge of the Company, the Company is not the subject of any current enforcement proceedings by the FDA.

(ii) To the Knowledge of the Company, no officer, employee or agent of the Company has: (A) made any untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Entity responsible for FDA Law and Regulation; (B) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity responsible for FDA Law and Regulation; or (C) committed an act, made a statement or failed to make a statement that would reasonably be expected to provide the basis for the FDA or any other Governmental Entity responsible for FDA Law or Regulation to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed.Reg. 46191 (September 10, 1991).

(iii) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its directors, members, employees, agents, officers or managers has engaged in any activities which are prohibited under any Law relating to healthcare regulatory matters, including, without limitation, (a) 42 U.S.C. §§ 1320a-7, 7a and 7b, which are commonly referred to as the “Federal Fraud Statutes”; (b) 42 U.S.C. § 1395nn, which is commonly referred to as the “Stark Statute”; (c) 31 U.S.C. §§ 3729-3733, which is commonly referred to as the “Federal False Claims Act”; (d) 42 U.S.C. §§ 1320d through 1320d-8 and 42 C.F.R. §§ 160, 162 and 164, which are commonly referred to as the “Health Insurance Portability and Accountability Act of 1996”; (e) any conduct for which debarment is required or authorized under 21 U.S.C. § 335a; and (f) any related federal, state or local statutes or regulations.

(u) Properties. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company or one of its Subsidiaries (i) has good title to all the properties and assets reflected in the latest audited balance sheet included in the Company Reports as being owned by the Company or one of its Subsidiaries or acquired after the date thereof that are material to the Company’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, except (A) statutory liens securing payments not yet due, (B) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (C) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of the Company, and (ii) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the Company Reports or acquired after the date thereof that are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company’s Knowledge, the lessor.

(v) Affiliate Transactions. No executive officer or director of the Company or any of its Subsidiaries or any person beneficially owning 5% or more of the Shares is a party to any material Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or any of its Subsidiaries or has engaged in any material transaction with any of the foregoing within the last twelve months.

5.2. Representations and Warranties of Parent and Merger Sub. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into the Prior Merger Agreement as supplemented by the disclosure letter delivered to the Company by Parent on June 7, 2007, if any, (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), Parent and Merger Sub each hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Parent and Merger Sub to consummate the Offer, the Merger and the other transactions contemplated by this Agreement. Parent has made available to the Company a complete and correct copy of the articles of incorporation or bylaws or comparable governing documents of Parent and Merger Sub, each as in effect on June 7, 2007.

(b) Corporate Authority. No further action, vote, consent or approval of the direct or indirect holders of capital stock of Parent is necessary to approve this Agreement, the Offer, the Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement, subject only to the adoption of this Agreement by Parent as the sole shareholder of Merger Sub, which adoption by Parent will occur immediately following execution of this Agreement, and to consummate the Offer and the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Governmental Filings; No Violations; Etc.

(i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the Exchange Act and (C) that have been properly made prior to, and remain effective (to the extent such effectiveness is required to consummate the transactions contemplated hereby) as of, June 7, 2007 (the “Parent Approvals”), no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub, except under the Indiana Takeover Offers Act, from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Offer, the Merger and the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the articles of incorporation or bylaws or comparable governing documents of Parent or Merger Sub or the comparable governing instruments of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or any Laws or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any of such Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Offer, the Merger and the other transactions contemplated by this Agreement.

(d) Litigation. As of the Original Date, there were no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the officers of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Offer, the Merger and the other transactions contemplated by this Agreement.

(e) Financing. Parent has delivered to the Company (i) true and complete copies of the second amended and restated commitment letter (as the same may be amended in accordance with Section 6.13(a)), dated as of June 7, 2007, between Parent and each of Banc of America Securities LLC, Banc of America Bridge LLC, Bank of America, N.A. and Goldman Sachs Credit Partners L.P. (the “Debt Financing Commitment”), pursuant to which the lenders party thereto have agreed, subject to the terms and conditions set forth therein, to provide or cause to be provided the debt amounts set forth therein, including a margin loan credit facility with respect to the purchase of Shares pursuant to the Offer (such margin loan credit facility, the “Offer Financing”), for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses (the “Debt Financing”) and (ii) true and complete copies of the amended and restated equity commitment letters, dated as of June 7, 2007, between Parent and each of Blackstone Capital Partners V L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., KKR 2006 Fund L.P. and TPG Partners V, L.P. (collectively, the “Equity Financing Commitments” and together with the Debt Financing Commitment, the “Financing Commitments”), pursuant to which each of the investor parties thereto have committed, subject to the terms and conditions set forth therein, to invest the amount set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). As of the date hereof, the Financing Commitments have not been amended or modified, no such amendment or modification is contemplated except as permitted by Section 6.13(a) and, as of the date of the Agreement, the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any material respect. Parent has fully paid any and all commitment fees or other fees in connection with the Debt Financing Commitment that are payable on or prior to June 7, 2007 and, as of June 7, 2007, the Debt Financing Commitment is in full force and effect and is the valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, each other party thereto so long as it remains in effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitments. As of June 7, 2007, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Parent or Merger Sub under any of the Financing Commitments, and Parent has no reason to believe that it will be unable to satisfy any of the conditions to the Financing contemplated by the Financing Commitments (subject to the Company complying with its obligations hereunder and assuming that there will not be a Company Material Adverse Effect). After giving effect to the amounts expected to be funded under the Financing Commitments, and assuming compliance by the Company with its obligations hereunder, the proceeds from the Financing, together with available cash of the Company, constitute all of the financing required to be provided by Parent for the consummation of the Offer and of the Merger upon the terms set forth in this Agreement and other transactions contemplated by this Agreement.

(f) Capitalization of Parent and Merger Sub.

(i) The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, without par value, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent, a direct or indirect wholly owned Subsidiary of Parent or a direct or indirect member or shareholder of Parent. Merger Sub has not conducted any business prior to June 7, 2007 and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation, in connection with the financing of the Prior Merger Agreement or the Financing Commitments and bona fide hedging transactions related thereto and the other transactions contemplated by the Prior Merger Agreement or this Agreement.

(ii) Parent has delivered to the Company a complete and correct description of its capital structure and the relative ownership of its equity holders as of June 7, 2007 (it being understood that Parent may be converted from a Delaware limited liability company to a Delaware corporation prior to the Effective Time).

(g) Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability.

(h) Solvency. Assuming that the Company is solvent immediately prior to the Effective Time and the satisfaction of the conditions set forth in Annex A and in Section 7.1, or waiver of such conditions, and assuming the accuracy and completeness of the representations and warranties of the Company contained herein, and after giving effect to the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the aggregate Per Share Merger Consideration, any other repayment or refinancing of debt contemplated in the Financing Commitments, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

(i) [Intentionally Omitted].

(j) Guarantee. Concurrently with the execution of this Agreement, Parent has caused the Guarantors to deliver to the Company the duly executed Amended Guarantees. Each of the Amended Guarantees is in full force and effect and is the valid, binding and enforceable obligation of the respective Guarantor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of a Guarantor under its respective Amended Guarantee.

(k) Offer Documents and Proxy Statement. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied in writing by the Company or any of its representatives which is contained or incorporated by reference in the Proxy Statement. The Offer Documents will not, at the date it is first filed with the SEC and at all times prior the purchase of Shares by

Merger Sub pursuant to the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Parent or Merger Sub with respect to the information supplied in writing by the Company which is contained in the Offer Documents. The Offer Documents will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC thereunder.

(l) Ownership of Shares. As of June 7, 2007 after giving effect to this Agreement, neither Parent nor Merger Sub owns (directly or indirectly, beneficially or of record) any Shares and neither Parent nor Merger Sub holds any rights to acquire any Shares except pursuant to this Agreement.

(m) HSR Filing. Parent has filed the required Notification and Report Forms under the HSR Act and the applicable waiting period under the HSR Act expired on February 15, 2007.

ARTICLE VI

Covenants

6.1. Interim Operations.

(a) The Company covenants and agrees as to itself and its Subsidiaries that, after the Original Date and prior to the Acceptance Date (unless Parent shall otherwise approve in writing, such approval not to be unreasonably withheld or delayed, and except as otherwise expressly contemplated by this Agreement or as set forth in Section 6.1 of the Company Disclosure Letter) and except as required by applicable Law, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with past practice and to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, employees and business associates. Without limiting the generality of the foregoing and in furtherance thereof, from the Original Date until the Acceptance Date, except (i) as otherwise contemplated by this Agreement, (ii) as Parent may approve in writing (such approval not to be unreasonably withheld or delayed), (iii) as is required by applicable Law or any Governmental Entity or (iv) as set forth in Section 6.1 of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(A) adopt or propose any change in its articles of incorporation or bylaws or other applicable governing instruments;

(B) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly owned Subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate;

(C) acquire assets outside of the ordinary course of business from any other Person with a value or purchase price in the aggregate in excess of $15 million in any transaction or series of related transactions, other than acquisitions pursuant to Contracts in effect as of June 7, 2007;

(D) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than (1) the issuance of Shares upon the exercise of Company Options or (2) the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(E) make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $15 million in the aggregate;

(F) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

(G) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the acquisition of any Shares tendered by current or former employees or directors in connection with the exercise of Company Options);

(H) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person (other than a wholly owned Subsidiary of the Company), or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for indebtedness for borrowed money incurred in the ordinary course of business;

(I) except as set forth in the capital budgets set forth in Section 6.1(a)(I) of the Company Disclosure Letter, make or authorize any capital expenditure in excess of $15 million in the aggregate;

(J) make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP or Law or by a Governmental Entity or as required to address Option Accounting Issues;

(K) settle any litigation or other proceedings before a Governmental Entity or otherwise for an amount in excess of $10 million or any obligation or liability of the Company in excess of such amount;

(L) make or change any material Tax election or tax accounting method, or settle or compromise any material Tax liability other than in the ordinary course of business consistent with past practice;

(M) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or otherwise dispose of any assets, product lines or businesses of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, in each case which are material to the Company and its Subsidiaries taken as a whole, other than inventory, supplies and other assets in the ordinary course of business and other than pursuant to Contracts in effect prior to the Original Date;

(N) except as expressly contemplated by this Agreement, required pursuant to Benefit Plans in effect prior to the Original Date and listed on the Company’s Disclosure Letter, or as otherwise required by applicable Law, (1) grant or provide any severance or termination payments or benefits to any current or former director, Elected Officer or employee of the Company or any of its Subsidiaries, except, in the case of employees who are not Elected Officers, in the ordinary course of business consistent with past practice, (2) increase the compensation, perquisites or benefits payable to any current or former director, Elected Officer or employee of the Company or any of its Subsidiaries, except, in the case of employees who are not Elected Officers of the Company, increases in base salary in the ordinary course of business consistent with past practice, (3) grant any equity or equity-based awards that may be settled in Shares, preferred shares or any other securities of the Company or any of its Subsidiaries or the value of which is linked directly or indirectly, in whole or in part, to the price or value of any Shares, preferred shares or other Company securities or Subsidiary securities, (4) accelerate the vesting or payment of any compensation payable or benefits provided or to become payable or provided to any current or former director, Elected Officer or employee; provided that notwithstanding the foregoing, the Company shall be permitted, at any time prior to the Effective Time, to pay any annual or quarterly bonus earned and determined in the ordinary course earlier than it would otherwise have been paid in order to pay such amount in the calendar year prior to the calendar year in which it would otherwise have been paid, regardless of when such bonus payments have historically been paid or (5) terminate or materially amend any existing, or adopt any new, Benefit Plan (other than changes made in the ordinary course of business consistent with past practice or as may be necessary to comply with applicable Laws, in either case that do not materially increase the costs of any such Benefit Plans);

(O) enter into, amend or extend any material collective bargaining agreement or other labor agreement;

(P) enter into, amend or modify any agreement of the type described in Section 5.1(r); or

(Q) except as provided in Section 6.2 and Section 8.3(a), agree, authorize or commit to do any of the foregoing.

(b) Notwithstanding anything to the contrary in the foregoing, the parties shall work together in good faith to agree upon actions intended to ameliorate, to the extent reasonably practicable, any adverse tax impact imposed under Section 409A of the Code to employees arising out of or related to Option Accounting Issues.

(c) The Company shall consult with Parent reasonably in advance of any decision to (i) hire any “Executive Officer” (as such term is defined in Rule 3b-7 promulgated under the Exchange Act), promote any existing Executive Officer to a more senior position or otherwise appoint or promote any current director, employee, independent contractor or consultant to an Executive Officer position or (ii) adopt any material modification or material deviation from the Company’s three-year operating plan, as previously provided to Parent; and in each case shall consider in good faith the reasonable recommendations of Parent in connection therewith.

(d) The Company will use its reasonable best efforts to conclude its internal investigation regarding the Company’s practices with respect to the issuance of stock options and to complete, if required, any restatement of the Company’s financial statements, in each case as promptly as reasonably practicable after the Original Date, and shall keep Parent informed, on a current basis, of the status with respect thereto and with respect to any other investigation or litigation relating directly to Option Accounting Issues.

(e) The Company shall, except as prohibited by applicable Laws or as would jeopardize attorney-client privilege (but in such event, the Company will use its commercially reasonable efforts to keep Parent fully informed), keep Parent informed, on a current basis, of any material events, discussions, notices or changes with respect to any criminal or regulatory investigation or action involving the Company or any of its Subsidiaries.

6.2. Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries nor any of the Elected Officers and directors of it or its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to an Acquisition Proposal; or

(ii) engage in any discussions or negotiations regarding, or provide any information or data to any Person relating to, any Acquisition Proposal.

Notwithstanding anything in the foregoing to the contrary, prior to the Acceptance Date, the Company may (A) provide information or data in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if (x) the Company receives from the Person so requesting such information an executed confidentiality agreement on terms that are no less favorable (including with respect to standstill provisions) than those contained in the confidentiality agreements signed by certain affiliates of Parent and (y) the Company substantially concurrently provides to Parent any non-public information provided to such Person which was not previously provided to Parent; or (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal; if and only to the extent that, (1) the Company has not breached this Section 6.2 with respect to such Acquisition Proposal, (2) prior to taking any action described in clause (A) or (B) above, the board of directors of the Company determines in good faith after consultation with outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, and (3) in each such case referred to in clause (A) or (B) above, the board of directors of the Company has determined in good faith based on the information then available and after consultation with its financial advisor and legal counsel that either (i) such Acquisition Proposal constitutes a Superior Proposal or (ii) there is a reasonable likelihood that such Acquisition Proposal will result in a Superior Proposal. In addition, notwithstanding anything in the foregoing to the contrary, prior to the Acceptance Date the Company may render inapplicable, exempt or take action to render inapplicable or exempt any third party from any standstill arrangement or the provisions of any Takeover Statute if and only to the extent that the board of directors of the Company determines in good faith after consultation with outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(b) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction or (ii) any other direct or indirect acquisition, in the case of clause (i) or (ii), involving 15% or more of the total voting power or of any class of equity securities of the Company, or 15% or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal involving more than 50% of the assets (on a consolidated basis) or total voting power of the equity securities of the Company that the board of directors of the Company has determined in its good faith judgment (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated, taking into account all legal, financial, regulatory, timing and other aspects of the proposal and the Person making the proposal, and would, if consummated, result in a transaction superior to the Company than the transactions contemplated by this Agreement.

(c) No Change in Recommendation or Alternative Acquisition Agreement. The board of directors of the Company shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Board Recommendation; or

(ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or cause or permit the Company to enter into any acquisition agreement, merger agreement, letter of intent or other similar agreement relating to an Acquisition Proposal or enter into any agreement requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or resolve, propose or agree to do any of the foregoing.

Notwithstanding anything to the contrary set forth in this Section 6.2(c), prior to, but not after, the Acceptance Date, if the Company receives an Acquisition Proposal which the board of directors of the Company concludes in good faith after consultation with outside legal counsel and its financial advisors constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent including pursuant to this Section 6.2(c), the board of directors of the Company may at any time prior to the Acceptance Date, if it determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable Laws, (x) withhold, withdraw or qualify or modify, or propose publicly to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation (a “Change in Recommendation”) and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company pays the Termination Fee, as required by Section 8.5(b); and provided, further that the board of directors of the Company may not withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless (A) the Company shall not have breached this Section 6.2 with respect to such Superior Proposal and (B) the Company shall have provided prior written notice to Parent, at least five business days (or three business days in the event of each subsequent material revision to such Superior Proposal) in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and, if available, shall have contemporaneously provided a copy of the proposed definitive transaction agreement with the party making such Superior Proposal and other material related documents (the “Alternative Acquisition Agreement”); and (C) prior to effecting such Change of Board Recommendation or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal. In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.2(c) with respect to such new written notice.

(d) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company or the board of directors of the Company from complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders with respect thereto), provided that any disclosure other than a “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of the Company) shall be deemed to be a “Change in Recommendation” unless the Company’s board (i) expressly rejects the applicable Acquisition Proposal or (ii) expressly reaffirms its recommendation to its shareholders in favor of the Offer and the Merger.

(e) Notice. The Company agrees that, in addition to the other obligations of the Company set forth in this Section 6.2, it will promptly notify Parent orally and in writing of its receipt of any Acquisition Proposal by indicating, in connection with such notice, the material terms and conditions thereof and the identity of the Person making any such Acquisition Proposal, and thereafter shall keep Parent reasonably informed, on a prompt basis, of the status and terms of any such Acquisition Proposal (including any amendments thereto).

(f) Breaches by Representatives. The Company agrees that any material violation of the restrictions set forth in this Section 6.2 by any of its Representatives shall be deemed to be a breach of this Section 6.2 by the Company.

6.3. Proxy Statement. If approval of the Merger by the Company’s shareholders is required under applicable Laws, the Company shall prepare and file the Proxy Statement in preliminary form with the SEC as promptly as practicable after the Expiration Date. The Company will provide to Parent a reasonable opportunity to review and comment upon the Proxy Statement, or any amendments or supplements thereto, prior to filing the same with the SEC. The Company agrees, as to itself and its Subsidiaries, that at the date of mailing to shareholders of the Company and at the time of the Shareholders Meeting, (a) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (b) none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.4. Shareholders Meeting. In the event that the approval of the Company’s shareholders is required by Law, the Company, acting through its board of directors, shall take, in accordance with applicable Law and its articles of incorporation and bylaws, all reasonable action necessary to convene a meeting of holders of Shares (the “Shareholders Meeting”) as promptly as reasonably practicable following the consummation or expiration of the Offer. At the Shareholder Meeting, Parent will cause all Shares held of record by Parent or Merger Sub (or its assignees, if any) as of the applicable record date and entitled to vote thereon in favor of the approval of the Merger and the Merger Agreement. Notwithstanding the foregoing, if a Short Form Merger may be effected in accordance with Section 1.4 and Section 23-1-40-4 of the IBCL, the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective on the dates specified in Section 1.3 without a Shareholders Meeting, in accordance with Section 23-1-40-4 of the IBCL.

6.5. Filings; Other Actions; Notification.

(a) Proxy Statement. If applicable, the Company shall as soon as reasonably practicable notify Parent of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall as soon as reasonably practicable provide to Parent copies of all material correspondence between the Company and/or any of its Representatives on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement. If applicable, the Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement by the SEC and the Company shall cause the definitive Proxy Statement to be mailed promptly after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement. Subject to applicable Laws, the Company and Parent (with respect to itself and Merger Sub) each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Offer, the Merger and the transactions contemplated by this Agreement.

(b) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Offer, the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Offer, the Merger or any of the other transactions contemplated by this Agreement. Without limiting the foregoing, Parent and Merger Sub shall take all reasonable actions to cause the Offer to be conducted in accordance with all applicable Laws. In connection with and without limiting the foregoing, the Company and Parent shall each file or jointly file, if applicable, or cause to be filed, promptly after June 7, 2007, any notifications, approval applications or the like required to be filed under all merger control laws with respect to the transactions contemplated hereby and Parent shall pay all filing and similar fees and related expenses payable in connection therewith. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Offer, the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement and material information, if any, provided to unions, works councils or other representative bodies or labor organizations). Parent shall keep the Company apprised of any material changes in its capital structure or in the relative ownership of the Guarantors. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(c) Status. Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Offer, the Merger and the other transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry in each case relating solely to the Offer, the Merger and the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate therein.

(d) Merger Clearance. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 6.5, Parent and the Company agree to take or cause to be taken the following actions:

(i) the prompt use of their respective reasonable best efforts to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including the proffer (and agreement) by Parent of its willingness to sell or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, disposal and holding separate of, such assets, categories of assets or businesses or other segments of the Company after the occurrence of the Share Purchase Date and/or Parent or either’s respective Subsidiaries (in the case of the Company, after the occurrence of the Share Purchase Date) (and the entry into agreements with, and submission to orders of, the relevant federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Government Antitrust Entity”) giving effect thereto), if such action should be necessary to avoid, prevent, eliminate or remove the actual, anticipated or threatened (A) commencement of any administrative, judicial or other proceeding in any forum by any Government Antitrust Entity or (B) issuance of any order, decree, decision, determination or judgment that would restrain, prevent, enjoin or otherwise prohibit consummation of the Offer or the Merger by any Government Antitrust Entity; and

(ii) the prompt use of their respective reasonable best efforts, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable or threatened to be entered or issued, in any proceeding, review or inquiry of any kind that would make consummation of the Offer or the Merger in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer or the Merger or the other transactions contemplated by this Agreement, to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation on the schedule contemplated by this Agreement.

6.6. Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein; provided further that the foregoing shall not require the Company (a) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (b) to disclose any privileged information of the Company or any of its Subsidiaries. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties. All requests for information made pursuant to this Section 6.6 shall be directed to the individual or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

6.7. Stock Exchange De-listing. After the date hereof and prior to the Acceptance Date, the Company shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ and the other exchanges on which the common stock of the Company is listed to maintain the Company’s listing thereon. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ and the other exchanges on which the common stock of the Company is listed to enable the delisting by the Surviving Corporation of the Shares from the NASDAQ and the other exchanges on which the common stock of the Company is listed and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.8. Publicity. The initial press release announcing the execution of this Agreement shall be a joint press release and thereafter, the Company and Parent each shall use reasonable efforts under the circumstances to cooperate with each other prior to issuing any press releases or otherwise making public announcements with respect to the transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Government Entity.

6.9. Employee Benefits.

(a) Parent agrees that, during the period commencing at the earlier of the Acceptance Date and the Effective Time and ending on the second December 31 following the earlier of the Acceptance Date and the Effective Time, the Employees of the Company as of the Acceptance Date (the “Current Employees”) will be provided with (i) base salary and bonus opportunities (including annual and quarterly bonus opportunities and long-term incentive opportunities) which are no less than the base salary and bonus opportunities provided by the Company and its Subsidiaries immediately prior to the earlier of the Acceptance Date and the Effective Time, (ii) pension and welfare benefits and perquisites (excluding equity and equity-based benefits) that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries immediately prior to the earlier of the Acceptance Date and the Effective Time and (iii) severance benefits that are no less favorable than those set forth in the Company’s separation pay plan in effect on Original Date and provided to Parent.

(b) Parent will cause any employee benefit plans of Parent or the Surviving Corporation which the Current Employees are entitled to participate in from and after the earlier of the Acceptance Date and the Effective Time to take into account for purposes of eligibility, vesting and benefit accrual thereunder, service by the Current Employees with the Company or any of its Subsidiaries prior to the Effective Time as if such service were with Parent, to the same extent such service was credited under a comparable plan of the Company or any of its Subsidiaries prior to the earlier of the Acceptance Date and the Effective Time (except to the extent it would result in a duplication of benefits).

(c) Parent shall, and shall cause the Surviving Corporation and any successor thereto to honor, fulfill and discharge the Company’s and its Subsidiaries’ obligations under the agreements identified in Section 6.9(c) of the Company Disclosure Schedule.

(d) This Section 6.9 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.9, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.9. Nothing in this Section 6.9 is intended to amend any Benefit Plan, or interfere with Parent’s or the Surviving Corporation’s right from and after the Effective Time to amend or terminate any Benefit Plan or the employment or provision of services by any director, employee, independent contractor or consultant.

(e) Parent hereby acknowledges that a “change in control” or “change of control” within the meaning of each Benefit Plan will occur upon the earlier of the Acceptance Date or the Effective Time.

6.10. Expenses. The Surviving Corporation shall pay the fees of the Paying Agent in connection with the transactions contemplated in ARTICLE IV. Whether or not the Offer or the Merger is consummated, except as expressly contemplated by this Agreement (including, without limitation, Section 8.5), all costs and expenses incurred in connection with this Agreement and the Offer, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

6.11. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the earlier of the Acceptance Date and the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless, to the fullest extent permitted under applicable Law (and Parent shall cause the Surviving Corporation to also advance expenses as incurred to the fullest extent permitted under applicable Law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director and officer of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the earlier of the Acceptance Date and the Effective Time, whether asserted or claimed prior to, at or after the earlier of the Acceptance Date and the Effective Time, including the transactions contemplated by this Agreement.

(b) Prior to the earlier of the Acceptance Date and the Effective Time, Parent shall, or shall cause the Surviving Corporation to, as of the earlier of the Acceptance Date and the Effective Time, obtain and fully pay the premium for the extension of (i) the Side A coverage part (directors’ and officers’ liability) of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the earlier of the Acceptance Date and the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the earlier of the Acceptance Date and the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If Parent and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the earlier of the Acceptance Date and the Effective Time, there shall be no breach of this provision so long as the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the earlier of the Acceptance Date and the Effective Time the D&O Insurance in place as of Original Date with terms, conditions, retentions and limits of liability that are at least as favorable to the Company’s directors and officers as provided in the Company’s existing policies as of Original Date, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable to the Company’s directors and officers as provided in the Company’s existing policies as of Original Date; provided that in no event shall the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; provided further that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.

(d) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(e) The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the articles of incorporation or bylaws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

6.12. Takeover Statutes. If any Takeover Statute is or may become applicable to the Offer, the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.13. Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange the Debt Financing as promptly as practicable on the terms and conditions described in the Debt Financing Commitment (provided that Parent and Merger Sub may replace or amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Financing Commitment as of June 7, 2007, or otherwise so long as such replacement or amendment would not adversely impact or delay in any material respect the ability of Parent or Merger Sub to consummate the transactions contemplated hereby or the likelihood of the consummation of the transactions contemplated hereby), including using reasonable best efforts to (i) maintain in effect the Debt Financing Commitment, subject to the foregoing replacement and amendment rights, (ii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub to obtaining the Debt Financing set forth in the Debt Financing Commitment that are within their control (including by consummating the financing pursuant to the terms of the Equity Financing Commitments and by assisting in the syndication or marketing of the financing contemplated by the Debt Financing Commitment) and (iii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Financing Commitment or on other terms reasonably acceptable to Parent that would not adversely impact in any material respect the ability of Parent or Merger Sub to consummate the transactions contemplated hereby. Subject to the terms and conditions contained herein and the satisfaction of the conditions set forth in Annex A, at the Share Purchase Date, Parent shall draw down on the Offer Financing if the conditions in the Debt Financing Commitment relating to the initial funding of the Offer Financing are then satisfied (other than, in connection with the Debt Financing, the availability of funding of any of the Equity Commitments). Subject to the terms and conditions contained herein and the satisfaction of the conditions set forth in Section 7.1, at the Effective Date, Parent shall draw down on the Debt Financing if the applicable conditions in the Debt Financing Commitment are then satisfied. Without limiting Parent’s obligations under this Section 6.13, if any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment, Parent shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms not materially less beneficial to Parent and Merger Sub in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event. Parent shall give the Company prompt notice of any material breach by any party to the Financing Commitments of which Parent or Merger Sub becomes aware, or any termination of the Financing Commitments. Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Debt Financing and provide copies of all documents related to the Debt Financing (other than any ancillary documents subject to confidentiality agreements) to the Company.

(b) Prior to the Closing, the Company shall provide to Parent and Merger Sub, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause the respective officers, employees and advisors, including legal and accounting, of the Company and its Subsidiaries to, provide to Parent and Merger Sub all cooperation reasonably requested in writing by Parent that is reasonably necessary or customary in connection with the Financing (provided that such requested cooperation does not unreasonably interfere with the business or operations of the Company and its Subsidiaries), including (i) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) using commercially reasonable efforts to assist with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents necessary or customary in connection with the Financing, (iii) using commercially reasonable best efforts to furnish Parent and Merger Sub as promptly as reasonably practicable with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by

Parent in connection with the Debt Financing and customarily included in private placement memoranda relating to private placements under Rule 144A promulgated under the Securities Act to consummate the offering(s) of debt securities contemplated by the Debt Financing Commitments at the time during the Company’s fiscal year such offering(s) will be made as soon as such financial and other information becomes available, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act (other than Rule 3-10 of Regulation S-X and summary quarterly financial information and without giving effect to the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A; 34-54302A; IC-27444A), including audits thereof to the extent so required (which audits shall be unqualified) (all such information in this clause (iii), the “Required Information”), (iv) using reasonable best efforts to assist Parent in procuring accountants’ comfort letters and consents, legal opinions, surveys and title insurance and other customary documentation required by the Debt Financing Commitments, in each case as reasonably requested by Parent and, if reasonably requested by Parent or Merger Sub, to cooperate with and assist Parent or Merger Sub in obtaining such documentation and items, (v) using commercially reasonable efforts to provide monthly financial statements (excluding footnotes) within the time frame, and to the extent, the Company prepares such financial statements in the ordinary course of business, (vi) using reasonable best efforts to assist Parent in procuring the execution and delivery, as of the Effective Time, by the officers of the Surviving Corporation and its Subsidiaries of any customary pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Parent (including a certificate of the Chief Financial Officer of the Surviving Corporation or any Subsidiary with respect to solvency matters) and otherwise reasonably facilitating, to the extent reasonably requested by Parent, the pledging of collateral (including cooperation, to the extent reasonably requested by Parent, in connection with the pay-off of existing indebtedness and the release of related Liens), (vii) taking all actions to the extent reasonably requested by Parent necessary to (A) permit the prospective lenders involved in the Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, and (viii) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent in connection with the consummation of the Debt Financing by Surviving Corporation and its Subsidiaries immediately following the Effective Time; provided that none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other cost or expense that is not simultaneously reimbursed by Parent in connection with the Debt Financing prior to the Effective Time. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable documented out of pocket costs and expenses incurred by the Company or its Subsidiaries in connection with such cooperation and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, expenses, interest, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than information provided by the Company or the Subsidiaries in accordance with the terms hereof).

(c) For purposes of this Agreement, “Marketing Period” shall mean the first period of 20 consecutive days after the Initiation Date (A) throughout and on the last day of which (1) Parent and its Financing sources shall have the Required Information and (2) nothing has occurred and no condition exists that would cause any of the conditions set forth in clauses (c) and (d) of Annex A to fail to be satisfied assuming such conditions were applicable any time during such 20-consecutive-day period, and (B) throughout and on the last day of which the conditions set forth in Section 7.1 shall be satisfied; provided that (w) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing to be drawn on the Closing Date is consummated; (x) the Marketing Period occurs either entirely before or entirely after the period from August 17 through September 3, 2007; (y) the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, (A) Ernst & Young LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Required Financial Information, in which case the Marketing Period will not be deemed to commence at the earliest unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by Ernst & Young LLP or another independent registered accounting firm reasonably acceptable to Parent, (B) the Company shall have announced any intention to restate any of its financial information included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period will not be deemed to commence at the earliest unless and until such restatement has been completed and the Company’s SEC Reports have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP, (C) the Company shall have been delinquent in filing any report with the SEC, in which case the Marketing Period will not be deemed to commence at the earliest unless and until all such delinquencies have been cured or (D) if the Company has received any material accounting comments from the staff of the SEC on its Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q, as such may be amended, the Marketing Period will be deemed not to commence at the earliest unless and until all such material accounting comments have been satisfactorily resolved with the SEC staff; and (z) if the financial statements included in the Required Information that is available to Parent on the first day of any such 20-consecutive-day period would not be sufficiently current on any day during such 20-consecutive-day period to permit (i) a registration statement using such financial statements to be declared effective by the SEC on the last day of the 20-consecutive-day period or (ii) the Company’s independent registered accounting firm to issue a customary comfort letter to purchasers (in accordance with its normal practices and procedures) on the last day of the 20-consecutive-day period, then a new 20-consecutive-day period shall commence upon Parent receiving updated Required Information that would be sufficiently current to permit the actions described in (i) and (ii) on the last day of such 20-consecutive-day period.

(d) For purposes of this Agreement, “Initiation Date” shall mean the first to occur of (A) the requirements to consummate a Short Form Merger having been met and (B) the condition set forth in Section 7.1(a) having been met. Nothing contained in this Agreement shall prohibit Parent or Merger Sub from entering into agreements relating to the Financing or the operation of Parent or Merger Sub, including adding other equity providers or operating partners.

(e) All non-public or otherwise confidential information regarding the Company or any of its Subsidiaries obtained by Parent, Merger Sub or their Representatives pursuant to this Section 6.13 shall be kept confidential in accordance with the Confidentiality Agreement.

6.14. Shareholder Litigation. In the event that any shareholder litigation related to this Agreement or the Offer, the Merger and the other transactions contemplated by this Agreement is brought, or, to the knowledge of the Company, threatened, against the Company and/or the members of the board of directors of the Company prior to the Acceptance Date, notwithstanding Section 6.1(a)(K), the Company shall have the right to control the defense of such litigation; provided that the Company shall not settle any such litigation without the written consent of Parent (such consent not to be unreasonably withheld or delayed). The Company shall promptly notify Parent of any such shareholder litigation brought, or threatened, against the Company and/or members of the board of directors of the Company and keep Parent reasonably informed with respect to the status thereof.

6.15. Director Resignations. The Company shall cause to be delivered to Parent resignations of all the directors of the Company and its Subsidiaries (except to the extent agreed by Parent and the applicable member of the Company’s Board of Directors) to be effective (subject to Section 1A.3) upon the earlier of the Share Purchase Date and the consummation of the Merger.

6.16. Rule 16b-3. Prior to the Acceptance Date, the Company may approve in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the transactions contemplated by this Agreement by each officer or director of the Company who is subject to Section 16 of the Exchange Act with respect to equity securities of the Company.

6.17. Voting Agreement. To the extent that Parent or Merger Sub enters into any voting agreement with any Person obligating such Person to vote Shares owned by it in favor of Merger, as promptly as practicable following the request of Parent the Company shall give stop transfer instructions to the transfer agent for the Shares subject to such voting agreement to the extent specified in such voting agreement and to the extent such Shares to be voted pursuant to the terms of such voting agreement are held of record by the parties to the voting agreement and otherwise to the extent practicable in accordance with the procedures of the transfer agent.

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of only the following conditions:

(a) Shareholder Approval. Unless the Merger is consummated pursuant to Section 23-1-40-4 of the IBCL, this Agreement shall have been duly approved by holders of Shares constituting the Requisite Company Vote in accordance with applicable Law and the articles of incorporation and bylaws of the Company.

(b) Injunction. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other Law, rule, legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing, restraining or rendering illegal the consummation of the Merger.

(c) Offer. Merger Sub shall have accepted for purchase the Shares tendered pursuant to the Offer in accordance with the terms hereof and thereof.

7.2. Conditions to the Obligations of Parent and Merger Sub to Effect the Merger. The obligations of each of Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following condition:

(a) Marketing Period. The Marketing Period shall have been completed; provided, however, that Parent and Merger Sub may not rely on this condition if the failure of the Marketing Period to have been completed is due to Parent or Merger Sub’s failure to comply with its obligations under this Agreement.

ARTICLE VIII

Termination

8.1. Termination by Mutual Consent. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Date by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Date by action of the board of directors of either Parent or the Company if:

(a) the Acceptance Date shall not have occurred by 11:59 p.m., New York City time, October 31, 2007 (the “Termination Date”);

(b) at any time after (x) the 60th day following the date of commencement of the Offer in the case of a termination pursuant to this Section 8.2(b) by Parent, and (y) the 90th day following the date of commencement of the Offer in the case of a termination pursuant to this Section 8.2(b) by the Company, if, in either case, as of the then most recent Expiration Date occurring on or after such date, all of the Tender Offer Conditions (other than the Minimum Condition) were satisfied for at least two consecutive business days prior to such Expiration Date, and as of the expiration time on such Expiration Date, the Minimum Condition is not satisfied;

(c) any Restraints permanently restraining, enjoining or otherwise prohibiting consummation of the Offer and the Merger shall become final and non-appealable provided that in each case the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement and such breach shall have proximately contributed to the failure of the Acceptance Date or Share Purchase Date to have occurred or the failure of a condition to the consummation of the Merger.

8.3. Termination by the Company. This Agreement may be terminated and the Offer and the Merger may be abandoned by the Company prior to the Share Purchase Date:

(a) in accordance with and subject to the terms and conditions of Section 6.2(c);

(b) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement (other than as described in Section 8.3(c), Section 8.3(d) or Section 8.3(e)) which would prevent Parent or Merger Sub from consummating the transactions contemplated by this Agreement and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) 30 days after written notice thereof is given by the Company to Parent or (ii) two business days prior to the Termination Date; provided that the Company is not then in breach of this Agreement such that any of the conditions set forth in clauses (c) or (d) of Annex A would not be satisfied;

(c) if Merger Sub fails to commence the Offer within fifteen business days following June 7, 2007 or terminates or makes any change to the Offer in material violation of the terms of this Agreement;

(d) as of any Expiration Date subsequent to the 60th day following the date of commencement of the Offer if (i) all of the conditions set forth in Annex A shall have been satisfied other than clauses (e) and (f) of Annex A and (ii) Parent and Merger Sub fail to accept and make payment with respect to Shares validly tendered and not withdrawn pursuant to the Offer in accordance with the terms of this Agreement, including because none of Parent, Merger Sub or the Surviving Corporation shall have obtained proceeds pursuant to the Debt Financing (or alternative debt financing as set forth in Section 6.13(a)) sufficient to consummate the transactions contemplated by this Agreement; or

(e) if (i) all of the conditions set forth in Annex A (other than the delivery of the officer’s certificate referred to in clause (e) of Annex A) were satisfied or waived for at least two business days prior to an Expiration Date and (ii) Parent and Merger Sub fail to accept and make payment with respect to Shares validly tendered and not withdrawn pursuant to the Offer in accordance with the terms of this Agreement.

8.4. Termination by Parent. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Date by action of the board of directors of Parent if:

(a) (i) the board of directors of the Company shall have (A) made a Change in Recommendation or (B) recommended to the shareholders of the Company an Acquisition Proposal other than the Offer and the Merger or (ii) the board of directors of the Company shall have failed to include the Company Recommendation in the Schedule 14D-9 to the extent required pursuant to Section 1A.2(b);

(b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement such that the conditions set forth in clauses (c) or (d) of Annex A would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) 30 days after written notice thereof is given by Parent to the Company or (ii) two business days prior to the Termination Date, provided that neither Parent nor Merger Sub is then in material breach of this Agreement; or

(c) if, as of any Expiration Date subsequent to the 60th day following the date of commencement of the Offer, the condition set forth in clause (f) of Annex A shall have occurred and be continuing, provided that neither Parent nor Merger Sub is then in material breach of this Agreement.

8.5. Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Offer and the Merger pursuant to this ARTICLE VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided that (i) except as otherwise provided in Sections 8.5(g), 9.5(c) and 9.5(d), no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful or intentional material breach of this Agreement (it being understood that any such liability or damages for which the Company may become liable shall be calculated net of the amount of the Termination Fee, if previously paid by the Company) and (ii) the provisions set forth in the second sentence of Section 9.1 shall survive the termination of this Agreement.

(b) In the event that this Agreement is terminated by the Company pursuant to Section 8.3(a) or by Parent pursuant to Section 8.4(a), then the Company shall pay a termination fee of $272,500,000 (the “Termination Fee”) as directed in writing by Parent, at the time of termination in the case of a termination pursuant to Section 8.3(a) or promptly (but in any event within two business days following termination of this Agreement in the case of a termination pursuant to Section 8.4(a).

(c) In the event that this Agreement is terminated by:

(i) Parent or the Company pursuant to Section 8.2(a), and (x) at any time after June 7, 2007 and prior to the termination an Acquisition Proposal has been publicly announced or publicly made known and not withdrawn and (y) within nine months after such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (whether or not the same as that originally announced or made known), then, (i) in the event that a definitive agreement with respect to an Acquisition Proposal is entered into, on the date of such execution, the Company shall pay 50% of the Termination Fee, and on the date of such consummation, the Company shall pay the balance of such Termination Fee, and (ii) in the event that an Acquisition Proposal is otherwise consummated, on the date of such consummation, the Company shall pay the Termination Fee;

(ii) Parent or the Company pursuant to Section 8.2(b) (or, after this Agreement becomes terminable for the reasons set forth in Section 8.2(b), the Company terminates this Agreement for another reason), and (x) after June 7, 2007 and prior to the Expiration Date referred to in Section 8.2(b), an Acquisition Proposal has been publicly announced or publicly made known and not withdrawn and (y) within nine months after such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (whether or not the same as that originally announced or made known), then, (i) in the event that a definitive agreement with respect to an Acquisition Proposal is entered into, on the date of such execution, the Company shall pay 50% of the Termination Fee, and on the date of such consummation, the Company shall pay the balance of such Termination Fee less the amount of any Parent Expenses previously paid to Parent pursuant to Section 8.5(d) by the Company, and (ii) in the event that an Acquisition Proposal is otherwise consummated, on the date of, and as a condition to, such consummation, the Company shall pay the Termination Fee less the amount of any Parent Expenses previously paid to Parent pursuant to Section 8.5(d) by the Company; or

(iii) Parent pursuant to Section 8.4(b), and (x) prior to the breach giving rise to the right of termination, an Acquisition Proposal has been publicly announced or publicly made known and not withdrawn and (y) within nine months after such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal (whether or not the same as that originally announced or made known), then, (i) in the event that a definitive agreement with respect to an Acquisition Proposal is entered into, on the date of such execution, the Company shall pay 50% of the Termination Fee, and on the date of such consummation, the Company shall pay the balance of such Termination Fee and (ii) in the event that an Acquisition Proposal is otherwise consummated, on the date of such consummation, the Company shall pay the Termination Fee.

For purposes of this Section 8.5(c), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 6.2(b), except that all references to 15% therein shall be deemed to be references to “more than 50%”.

(d) In the event that this Agreement is terminated by Parent, on the one hand, or the Company, on the other hand, pursuant to Section 8.2(b) under circumstances in which the Termination Fee is not then payable pursuant to this Section 8.5, then the Company shall pay promptly (but in any event within two business days) following receipt of an invoice therefor all of Parent’s actual and reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent and its affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (the “Parent Expenses”) as directed by Parent in writing, which amount shall not be greater than $40,000,000; provided, however, that the existence of circumstances that could require the Termination Fee to become subsequently payable by the Company pursuant to Section 8.5(c)(ii) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 8.5(d); provided further, that the payment by the Company of Parent Expenses pursuant to this Section 8.5(d) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 8.5(c) except to the extent indicated in Section 8.5(c)(ii).

(e) In the event of termination of this Agreement by (i) the Company pursuant to Section 8.3(c), Section 8.3(d) or Section 8.3(e) or (ii) Parent pursuant to Section 8.4(c), Parent shall pay the Company an amount, by wire transfer of immediately available funds, equal to, without duplication, $272,500,000 (the “Parent Fee”) as promptly as possible (but in any event within two business days) following such termination.

(f) Any amount that becomes payable pursuant to Section 8.5(b), 8.5(c), 8.5(d) or 8.5(e) shall be paid by wire transfer of immediately available funds to an account or accounts designated by the party entitled to receive such payment. The parties hereto agree and understand that in no event shall the Company or Parent be required to pay the Termination Fee or the Parent Fee, respectively, on more than one occasion.

(g) Notwithstanding anything to the contrary in this Agreement, (i) in the circumstances in which Parent becomes obligated to pay the Parent Fee, the Company’s termination of this Agreement pursuant to Section 8.2(a), Section 8.3(c), Section 8.3(d), Section 8.3(e) or Section 8.4(c), as the case may be, and receipt of payment of the Parent Fee pursuant to Section 8.5(e) or the guarantee thereof pursuant to the Amended Guarantees shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Merger Sub or the Guarantors for any loss or damage suffered as a result of the breach of any representation, warranty, covenant or agreement contained in this Agreement by Parent or Merger Sub and the failure of the Acceptance Date to occur or the Merger to be consummated, and upon payment of the Parent Fee in accordance with Section 8.5(e), none of Parent, Merger Sub or the Guarantors shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, and (ii) in no event, whether or not this Agreement shall have been terminated, shall the Company be entitled to monetary damages in excess of $272,500,000 in the aggregate, inclusive of the Parent Fee, if applicable, for all losses and damages arising from or in connection with breaches of this Agreement by Parent or Merger Sub or otherwise relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided, however, that nothing herein shall relieve Parent or Merger Sub of liability to pay for Shares accepted for payment in the Offer.

(h) The parties acknowledge that the agreements contained in Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.5(b), Section 8.5(c) or Section 8.5(d) or Parent fails to promptly pay any amount due pursuant to Section 8.5(e), and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 8.5(b), Section 8.5(c) or Section 8.5(d) or any portion thereof or a judgment against

Parent for the amount set forth in Section 8.5(e) or any portion thereof the Company shall pay to Parent or Merger Sub, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.

ARTICLE IX

Miscellaneous and General

9.1. Survival. This ARTICLE IX and the agreements of the Company, Parent and Merger Sub contained in ARTICLE IV and Sections 6.9 (Employee Benefits), 6.10 (Expenses) and 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This ARTICLE IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses), Section 6.13 (Financing) and Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the earlier of the (i) Share Payment Date, (ii) Effective Time and (iii) termination of this Agreement.

9.2. Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that, after the Acceptance Date but prior to approval of this Agreement by the Company’s shareholders, this Agreement may not be amended in a manner that would adversely affect the right of the Company’s shareholders to receive the Per Share Merger Consideration.

9.3. Waiver of Conditions. Subject to Section 1A.3, the conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

9.4. Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; REMEDIES; SPECIFIC PERFORMANCE.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF INDIANA WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Indiana located in the city of Indianapolis and the Federal courts of the United States of America located in the State of Indiana located in the city of Indianapolis solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such an Indiana State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c) The Company agrees that, notwithstanding anything herein to the contrary, (i) to the extent it has incurred losses or damages in connection with this Agreement, (A) the maximum aggregate liability of Parent and Merger Sub for such losses or damages shall be limited to $272,500,000 and any amounts owed to the Company pursuant to Sections 6.13 and 8.5(h), (B) in no event shall the Company seek to recover any money damages in excess of such amount from Parent, Merger Sub and the Guarantors, and (C) the maximum liability of each Guarantor, directly or indirectly, shall be limited to the express obligations of such Guarantor under its Amended Guarantee, and (ii) in no event shall any “Non-Recourse Party” (as defined in the Amended Guarantees) have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. The amount paid or payable by Parent to the Company pursuant to Section 8.5(e) with respect to a termination of this Agreement by the Company pursuant to Section 8.3(e), the amount paid or payable by Guarantors pursuant to the Amended Guarantees with respect thereto and any other monetary damages paid or payable by Parent or its affiliates to the Company relating thereto, shall be reduced by the amount of damages or losses paid to shareholders of the Company by Parent or Guarantors with respect to any litigation arising from Parent’s failure to accept and make payment with respect to Shares validly tendered and not withdrawn pursuant to the Offer.

(d) The parties hereto agree that irreparable damage would occur in the event that (i) any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached or (ii) on or after the Acceptance Date, Parent or Merger Sub were in material breach of their obligations under this Agreement to consummate the Closing. It is accordingly agreed that Parent and Merger Sub, in the case of clause (i), and the Company, in the case of clause (ii), shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in a court of the State of Indiana, in addition to any other remedy to which such party is entitled at law or in equity. The parties acknowledge that, except as provided in Section 9.5(d)(ii), the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub or to enforce specifically the terms and provisions of this Agreement (other than with respect to the Confidentiality Agreement for which the Company shall be entitled to an injunction) and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in Sections 8.5(e) and 9.5(c).

9.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, overnight courier or by facsimile:

If to Parent or Merger Sub:

LVB Acquisition, LLC

In care of:

Blackstone Capital Partners V L.P.

c/o The Blackstone Group

345 Park Avenue

New York, New York 10154

Attention: Mr. Chinh E. Chu

Fax: (212) 583-5722

GS Capital Partners VI Fund, L.P.

One New York Plaza, 38th Floor

New York, New York 10004

Attention: Ben Adler

Fax: (212) 482-3820

KKR 2006 Fund L.P.

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, California 94025

Attention: Michael W. Michelson

Fax: (650) 233-6564

Texas Pacific Group

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Attention: Clive D. Bode, Esq.

Fax: (817) 871-4001

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention: Robert P. Davis

Fax: (212) 225-3999

If to the Company:

Biomet, Inc.

P.O. Box 587

56 East Bell Drive

Warsaw, Indiana 46582

Attention: Bradley J. Tandy, Acting General Counsel

Fax: (574) 372-1960

with a copy to:

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601

Attention: Richard W. Porter, P.C. and Robert M. Hayward

Fax: (312) 660-0239

and

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Gary I. Horowitz and Caroline B. Gottschalk

Fax: (212) 455-2502

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7. Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter and the Confidentiality Agreements, dated October 3, 2006, between the Company and each of the Guarantors or their respective affiliates and the related letter agreements (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.8. No Third Party Beneficiaries. Except as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Acceptance Date occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the Original Date, June 7, 2007 or as of any other date.

9.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent and Merger Sub when due.

9.11. Definitions. Each of the terms set forth in Annex B is defined in the Section of this Agreement set forth opposite such term.

9.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.13. Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party hereto has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.14. Assignment. This Agreement shall not be assignable by operation of law or otherwise without the prior written consent of the other parties hereto (it being understood that Parent may be converted from a Delaware limited liability company to a Delaware corporation prior to the Effective Time); provided that prior to the mailing of the Offer to Purchase to the Company’s shareholders, Parent may designate, by written notice to the Company, another wholly owned direct or indirect subsidiary to serve as purchaser pursuant to the Offer in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of June 7, 2007 shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation, provided that any such designation shall not impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the shareholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

*     *     *     *     *

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

BIOMET, INC.

By	/S/ JEFFREY BINDER
	Name:	Jeffrey Binder
	Title:	President & CEO

LBV ACQUISITION, LLC

By	/S/ STEPHEN KO
	Name:	Stephen Ko
	Title:	Co-President

LVB ACQUISITION MERGER SUB, INC.

By	/S/ STEPHEN KO
	Name:	Stephen Ko
	Title:	Co-President

[Signature Page to Agreement and Plan of Merger]

ANNEX A

CONDITIONS OF THE OFFER

Notwithstanding any other provisions of the Offer, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Parent’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulation) may, to the extent expressly permitted by this Agreement, delay the acceptance for payment of any tendered Shares, if (i) there shall not be validly tendered and not properly withdrawn prior to the Expiration Date for the Offer that number of Shares which, when added to any Shares already owned by Parent and its Subsidiaries, represents at least 75% of the total number of Shares outstanding immediately prior to the expiration of the Offer (such condition as it may be adjusted pursuant to Section 1A.1.(b) hereof, the “Minimum Condition”), or (ii) at any time on or after June 7, 2007 and prior to the Expiration Date, any of the following events shall occur and be continuing:

(a) there shall be any Restraint in effect preventing, restraining or rendering illegal the consummation of the Offer or the Merger;

(b) the Agreement shall have been terminated by the Company, Merger Sub or Parent in accordance with its terms;

(c) (i) the representation and warranty of the Company set forth in the first sentence of Section 5.1(f) (Absence of Certain Changes) shall not be true and correct in all respects as of June 7, 2007 and as of the Expiration Date as though made on and as of such date; (ii) any of the representations and warranties of the Company set forth in Sections 5.1(b) (Capital Structure), 5.1(c)(i) (Corporate Authority; Approval and Fairness), 5.1(j) (Takeover Statutes) and 5.1(q) (Brokers and Finders) shall not be true and correct in all material respects as of June 7, 2007 and as of the Expiration Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be true and correct in all material respects as of such earlier date); or (iii) any of the other representations and warranties of the Company set forth in the Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or Company Material Adverse Effect) shall not be true and correct as of the date applicable to such representation and warranty pursuant to Section 1.5 as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be true and correct as of such earlier date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Company Material Adverse Effect;

(d) the Company shall have failed to perform in all material respects any of its obligations required to be performed by it under the Agreement, and such failure to perform shall not have been cured prior to the Expiration Date;

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(e) Parent and Merger Sub shall not have received a certificate signed on behalf of the Company by a senior executive officer of the Company attesting to the condition set forth in clauses (c) and (d) of this Annex A; or

(f) the Offer Financing shall not be available for borrowing in connection with consummation of the Offer (or the lenders party to the other Debt Financing Commitments shall have advised Parent or Merger Sub that any portion of the remainder of the Debt Financing will not be available at the Effective Time), in either case on the terms and conditions set forth in the Debt Financing Commitments, or upon terms and conditions that are no less favorable, in the aggregate, to Parent and Merger Sub.

Subject to the terms of the Agreement, the foregoing conditions are for the sole benefit of Merger Sub and may be asserted by Merger Sub regardless of the circumstances (including any action or inaction by Parent or Merger Sub, other than action or inaction in breach of the Agreement (including the failure to have used such efforts as may be required by Section 6.5 or Section 6.13)) giving rise to any such conditions and may be waived by Merger Sub in whole or in part at any time and from time to time, in each case except for the Minimum Condition, in the exercise of the reasonable good faith judgment of Merger Sub and subject to the terms of the Agreement, including Section 1A.1(b)), and the applicable rules and regulations of the SEC. The failure by Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right may be deemed an ongoing right which may be asserted at any time and from time to time.

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ANNEX B

DEFINED TERMS

Terms	Section
2007 Regular Dividend	6.1(a)(F)
Acceptance Date	1A.1(d)
Acquisition Proposal	6.2(b)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(c)(ii)
Amended Guarantee	Recitals
Applicable Date	5.1(e)(i)
Articles of Merger	1.3
Bankruptcy and Equity Exception	5.1(c)
Benefit Plans	5.1(h)(i)
business day	1A.1(d)
Bylaws	2.2
Certificate	4.1(a)
Change	5.1(a)
Change in Recommendation	6.2(c)
Charter	2.1
Closing	1.2
Closing Date	1.2
Code	4.2(f)
Company	Preamble
Company Approvals	5.1(d)(i)
Company Board Recommendation	1A.2
Company Disclosure Letter	5.1
Company Material Adverse Effect	5.1(a)
Company Option	1A.5(a)
Company Reports	1.5(a)
Confidentiality Agreement	9.7
Constituent Corporations	Preamble
Contract	5.1(d)(ii)
Costs	6.11(a)
Current Employees	6.9(a)
D&O Insurance	6.11(b)
Debt Financing	5.2(e)
Debt Financing Commitment	5.2(e)
ECMR	5.1(d)(i)
Effective Time	1.3
Elected Officers	5.1(f)(iv)
Employees	5.1(h)(i)
Environmental Law	5.1(l)

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Equity Financing	5.2(e)
Equity Financing Commitments	5.2(e)
ERISA	5.1(h)(i)
ERISA Affiliate	5.1(h)(ii)(C)
Exchange Act	1A.1(a)
Exchange Fund	4.2(a)
Excluded Share	4.1(a)
Excluded Shares	4.1(a)
Expiration Date	1A.1(d)
FDA	5.1(t)(i)
FDA Law and Regulation	5.1(t)(i)
FD&C Act	5.1(t)(i)
Financing	5.2(e)
Financing Commitments	5.2(e)
GAAP	5.1(e)(iii)
Government Antitrust Entity	6.5(d)(i)
Governmental Entity	5.1(d)(i)
Guarantors	Recitals
Hazardous Substance	5.1(l)
HSR Act	5.1(d)(i)
IBCL	Recitals
Indemnified Parties	6.11(a)
Independent Directors	1A.3
Indiana Takeover Offers Act	1A.1(c)
Initiation Date	6.13(d)
Insurance Policies	5.1(p)
Intellectual Property	5.1(o)(ii)
Knowledge	5.1(g)
Laws	5.1(i)
Licenses	5.1(i)
Lien	5.1(b)
Marketing Period	6.13(c)
Merger	Recitals
Merger Sub	Preamble
Minimum Condition	Annex B
Multiemployer Plan	5.1(h)(ii)(A)
NASDAQ	5.1(a)(G)
Non-U.S. Benefits Plan	5.1(h)(i)
Notice Period	6.2(c)(ii)
Offer	Recitals
Offer Documents	1A.1(c)
Offer to Purchase	1A.1(c)
Opinion	5.1(c)(ii)
Option Accounting Issues	5.1(a)
Other Filings	5.1(s)

B-2

Original Date	1.5
Parent	Preamble
Parent Approvals	5.2(c)
Parent Disclosure Letter	5.2
Parent Expenses	8.5(d)
Parent Fee	8.5(d)
Paying Agent	4.2(a)
Per Share Amount	Recitals
Per Share Merger Consideration	4.1(a)
Person	4.2(d)
Prior Merger Agreement	Recitals
Proxy Statement	5.1(s)
Representatives	6.2(a)
Required Information	6.13(a)
Requisite Company Vote	5.1(c)
Restraints	7.1(b)
Schedule 14D-9	1A.2(a)
Schedule TO	1A.1(c)
SEC	1A.1(c)
Securities Act	5.1(e)(i)
Share Purchase Date	1A.3
Shares	Recitals
Shareholders Meeting	6.4
Short Form Merger	1.4
Significant Subsidiary	5.1(a)
Solvent	5.2(h)
Stock Plans	5.1(b)
Subsidiary	5.1(a)
Superior Proposal	6.2(b)
Surviving Corporation	1.1
Takeover Statute	1A.2(a)
Tax	5.1(m)(iv)
Taxes	5.1(m)(iv)
Tax Return	5.1(m)(iv)
Tender Offer Conditions	1A.1(a)
Termination Date	8.2(a)
Termination Fee	8.5(b)
Top-Up Option	1A.4(a)
Top-Up Option Shares	1A.4(a)
U.S. Benefit Plans	5.1(h)(ii)(A)

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